As confidentially submitted to the Securities and Exchange Commission on July 21, 2022.

This amended draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	2800	46-5473113
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification Number)

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Mills

Chief Executive Officer

Med-X, Inc.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arthur Marcus, Esq. David B. Manno, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	David E. Danovitch, Esq. Angela Gomes, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-3060 Fax: (202) 660 3001

(Approximate date of commencement of proposed sale to the public)

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	July 21, 2022

Shares

Common Stock

MED-X, INC.

This is a firm commitment initial public offering of           shares of our common stock, par value $0.001 per share, based on an assumed public offering price of $      per share, which is the midpoint of the range discussed below. No public market currently exists for our common stock. We are offering all of the shares of common stock offered by this prospectus. We expect the public offering price to be between $     and $     per share.

We have applied to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MXRX”. No assurance can be given that our application will be approved. We will not consummate this offering unless our application for listing of our common stock on Nasdaq is approved.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, as amended, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

On May 31, 2022, the members of the board of the directors of the Company (the “Board”)  approved a 1-for-8 reverse stock split of our outstanding common stock immediately following the effective time of the registration statement to which this prospectus forms a part but  prior to the listing of our common stock on Nasdaq and the closing of this offering. The number of shares of common stock offered in this prospectus and all other applicable information has been determined based on an assumed public offering price of $      per share, which is the midpoint of the range discussed above. The actual public offering price of the shares will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per share of common stock used throughout this prospectus may not be indicative of the actual public offering price for the shares of common stock. See “Determination of Offering Price” for additional information.

Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock of the Company at an assumed 1-for-8 ratio to occur immediately following  the effective time of the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “SEC”) but prior to the listing of our common stock on Nasdaq and the closing of the offering.

Mr. Matthew Mills, our Chairman and Chief Executive Officer, currently beneficially owns approximately 9.2% of the shares of common stock and 1,250 post-split shares of the Company’s Series A preferred stock with super-voting rights, par value $0.001 per share (the “Series A Preferred Stock”). The aforementioned provides Mr. Mills with  55.7% of the voting power of our voting stock. Upon the closing of this offering, Mr. Mills will beneficially own approximately             % of the shares of common stock and 1,250 post-split shares of the Series A Preferred Stock of the voting power of our voting stock (approximately     % if the over-allotment is exercised in full) and our officer and directors will own collectively    % of the voting power of our voting stock upon the closing of this offering (approximately    % if the over-allotment is exercised in full). We currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a “controlled company” under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq. For additional information concerning our reporting obligations pursuant to Regulation A+ (Tier 2), see “Prospectus Summary -- Implications of Being a “Controlled Company” under Nasdaq Listing Rules,” on page 4 and  “Risk Factors – Risks Related to this Offering and the ownership of our Common Stock -- We are subject to the rules and regulations of the SEC and comparable state agencies,” on page 6.

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of the Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 6 of this prospectus, and under similar headings in any amendments or supplements to this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	No Exercise	Full Exercise(2)
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)(1)
Nonaccountable expense allowance (0.9%)
Proceeds, before expenses, to Med-X, Inc.

___________

(1)

In addition to the underwriting discounts and commissions, we have also agreed to reimburse EF Hutton, division of Benchmark Investments, LLC, the representative of the underwriters (the “Representative”), for certain expenses, and to provide a non-accountable expense allowance equal to 0.9% of the gross proceeds of this offering payable to the Representative. See “Underwriting” for a description of the compensation payable to the underwriter.

(2)

We have granted a 45-day option to the Representative to purchase up to                  additional shares of common stock based on an assumed public offering price of $     per share, which is the midpoint of the range set forth above (15% of the shares of common stock sold in this offering) at the initial public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the securities to purchasers in the offering on or about        , 2022.

EF Hutton

division of Benchmark Investments, LLC

The date of this prospectus is                   , 2022

ii

We use our registered trademark, Med-X, in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with any information other than that contained in this prospectus or in any applicable prospectus supplement or free writing prospectus prepared by or on behalf of us to which we have referred you. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriter has not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby the distribution of this prospectus outside the United States.

Information contained in, and that can be accessed through our website, https://www.MEDX-RX.com/, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

iii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors,” beginning on page 6 and our historical condensed combined financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience, in this prospectus, unless the context suggests otherwise, the terms “we,” “our,” “our company,” “Company” and “us” and “Med-X” refer to Med-X, Inc., a Nevada corporation, and its consolidated subsidiaries as a whole. Med-X is currently subject to the reporting requirements of Regulation A+ (Tier 2) and has been subject to these requirements since November 3, 2015.

Overview

Med-X, Inc. was incorporated in Nevada in February 2014 in order to originally engage in the following businesses: (a) publishing content about the cannabis industry for industry participants and the general public through our online publication, The Marijuana Times, which has been publishing articles since 2015, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which business the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to growers of agricultural products, which the Company is already engaged in by supplying its Nature-Cide pest control products to growers of agricultural products, which may include cannabis and hemp cultivators through the Company’s distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not descheduled marijuana and the U.S. Food and Drug Administration (“FDA”) has not clarified its position with respect to non-tetrahydrocannabinol Cannabidiol (“CBD”) products , the C ompany has not moved forward with engaging in the originally contemplated businesses .

On April 16, 2018, we completed a merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), our 99% owned subsidiary (the “Merger”). We plan to continue our efforts to acquire other companies that have similar business models to ours - developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenue and assets in an attempt to bolster our revenue and assets. We have no current binding agreements to acquire any other entity.

We are currently primarily engaged in the business of supplying environmentally friendly health and wellness products to various industries, including but not limited to the professional pest control industry, over the counter pharmacies through distribution partnerships, as well as directly to consumers.

We strive to be perceived as a health and wellness company offering a series of all-natural and environmentally friendly “green” products and service protocols to other companies and consumers who are also looking to reduce exposure to chemicals and toxins in their personal lives and communities. Our primary source of revenue is derived from products offered through the following four separate divisions and trade names: Nature-Cide, Thermal-Aid, Malibu Brands and Advertising. In 2020, Nature-Cide sales accounted for approximately 61.2% of our total revenue, Thermal-Aid approximately 38.2% of revenue,Malibu Brands approximately 0.2% of revenue and Advertising approximately 0.4%. In 2021, Nature-Cide sales accounted for approximately 56.6% of revenue, Thermal-Aid approximately 40.7% of revenue, Malibu Brands approximately 2.2% of revenue and Advertising approximately 0.5% of revenue.

 Nature-Cide products are all-natural essential oil blends to be used for indoor and outdoor pesticide, insecticide and/or as a repellent. Nature-Cide® products are currently being deployed within multiple industries, including professional commercial and residential pest control, turf care, janitorial, hospitality, transportation, vector control, as well as school districts and agriculture, including the cannabis and hemp industries. Our Nature-Cide® division products have one licensed patent, which is a composition of matter and method patent, and some of these products are made according to our own unique formulations.

Second, our Thermal-Aid® division offers a line of all-natural products which are based on a clinically proven and patented therapeutic heating/cooling modality specifically designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals.  The Thermal-Aid® product lines consist of our basic heating and cooling packs, the Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System®. We have three licensed utility patents for our Thermal-Aid® products.

Our third product division is Malibu Brands which has developed an all-natural topical homeopathic cream product designed to treat aches and pains and stimulate overall personal health and well-being. This all-natural essential oil pain management cream is based upon the patented formulation in the Thermal-Aid Headache Relief System®.

Nature-Cide® and Thermal-Aid® products are currently available via third-party wholesale distribution outlets positioned around the United States.  We also make the Nature-Cide®, Thermal-Aid® and Malibu-Brands products available directly to consumers through various online marketplaces including Amazon.com, Walmart.com, Kroger.com and our own websites, www.medx-rx.com, www.nature-cide.com. www.thermal-aid.com, and www.malibu-brands.com.

We are currently conducting extensive research, development and testing of a newly formulated solution derived from our Nature-Cide All Purpose Commercial Concentrate product. Our  anti-mosquito solution formulation has been in field and laboratory testing since late 2020 and is currently undergoing efficacy and toxicity tests to qualify for state environmental protection agency registration for the domestic markets, as well international registration for export. This process is lengthy and could take until early 2023 to prepare what is needed to begin the regulatory approval process.

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international scale. Stories, columns, advice and analysis come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company may eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. Currently, the Company does not cultivate, manufacture or market any product containing cannabis or CBD and will not engage in such business until federal legislation legalizes marijuana and the FDA rules with respect to CB D products are clarified . The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News.

1

Our Growth Strategy

We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments, including, but not limited to, arthritis, joint pain, headaches and back pain who seek natural pain remedies. We initially launched the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is now available via ecommerce. After the launch of the first product, we began development of other versions of the product that, when completed and provided that federal legality is clarified and the FDA’s position on CBD is resolved, could potentially contain full spectrum CBD extracted from industrial hemp and cannabis. Social media marketing, advertising and public relations is continuous and is being used to spread awareness and drive traffic to the product to drive product sales with the goal of continuing to build loyalty and social proof around for our products from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs, as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating healthcare providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to distributors who may sell to  legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we may seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu-Brands and The MJT Network divisions, however we are not yet profitable. Currently, the Malibu Brands and The MJT Network divisions account for an immaterial percentage of the Company’s revenue.

We are actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. If and when the federal government declares cannabis and hemp to be legally salable in the United States, we also plan to address the needs required to support the fast-paced emerging cannabis and hemp industries. These potential innovations may include new products for consumer health and welfare utilizing hemp oil and other CBD compounds. We will not engage in any activities related to CBD until the FDA clarifies its position with respect to CBD. Our plan would be to utilize 100 plus acres in Northern and Southern California owned by Dr. Toomey, our Chief Science Officer, for hemp and other cannabis cultivation, operations, and production. If and when the federal government finalizes methods and protocols for hemp CBD extraction production, the Company plans to seek to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp for the California medical and CBD compound markets. There can be no assurance as to if or when the federal government will finalize methods and protocols for hemp CBD extraction production, that we will be able to obtain the licenses to take advantage of such federal rule-making should it occur or that we will have the capital to complete our business plan.

2

We also plan, to the extent it is federally legal to do so, to explore the cultivation of custom-bred hemp and cannabis for the medical market to treat ailments, such as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. As of the date of this prospectus, the Company has not sought or obtained any approval from the FDA or any other comparable foreign regulator for the clinical use of  such products and does not manufacture or market any of such products. The Company will seek to be compliant with all FDA requirements and the requirements of all other state and federal regulatory bodies that may be required, if and when the federal government allows cannabis cultivation to be deemed legal in the United States.  Until such time, the Company is unable to determine the requirements we may be subject to with respect to cannabis cultivation.  Currently, there are no guidelines relating to United States Department of Agriculture (“USDA”) or FDA approvals for cannabis production. The Company does not engage in such activities. If and when, the federal government declares cannabis production legal in the United States, the Company will indeed seek to be compliant on all aspects of production and product development. The Company will also seek out compliant product development partners and experts to assist in  medicinal product development involving cannabis.

According to the Brookings Institution, which is a non-profit public policy organization based in Washington, D.C., in 2018, the federal government passed the Agriculture Improvement Act of 2018 (the “Farm Bill”), which allows the cultivation of hemp. Once the guidelines have been fully established and approved by the federal government and we have sufficient funding to do so, we plan to explore the cultivation and extraction of hemp CBD for the medical industry. The Farm Bill ensures that any cannabinoid or the chemical compounds that make up the cannabis plant that come directly from hemp will be legal first, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed cultivator. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also imposes no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Under Section 10113 of the Farm Bill, state departments of agriculture must consult with their state’s governor and chief law enforcement officer to devise a plan to be submitted to the Secretary of USDA. A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. Once the state of California finalizes its hemp regulations with the USDA and the federal government, methods and protocols for growing hemp, and provided that the USDA approves it, the Company plans to seek to obtain the proper government licenses and regulatory mandate protocols to commence farming operations on an indoor and outdoor farm property in California to grow, harvest and sell high quality, organic hemp for the U.S. medical and CBD compound markets. Management is planning to produce various hemp CBD products, such as topicals and supplements for pain management, if and when they are approved and we have capital to do so. Currently, the USDA and federal go vernment have yet to fully approve such activities and accordingly the Company is not engaging in any of such activities.

Over the past 25 years, 33 states have legalized cannabis for medical use, and over the past several years, ten states have legalized cannabis for adult recreational use. Every one of those programs is illegal under federal law, with no exceptions, and the Farm Bill does nothing to change that situation. That said, many in the cannabis community hope that the reforms to hemp policy under the Farm Bill serve as a first step toward broader cannabis reform. We will not market or sell any of these compounds, supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term. We can give no assurances as to if or when the federal government will finalize methods and protocols for hemp CBD extraction production or that we will have the capital to complete our business plan.

Other Funding Arrangements

On August 5, 2021 (the “Effective Date”), we entered into a Share Purchase Agreement (the “SPA”) with Gem Global Yield LLC SCS (“GEM” or the “Purchaser”) and Gem Yield Bahamas Limited (“GYBL”).  Pursuant to the SPA, we may sell to the Purchaser from time to time up to $100,000,000 (the “Aggregate Limit”) in shares of our common stock.  Pursuant to the SPA, the Company may issue a draw down notice pursuant to which the Company may sell the Purchaser an amount of shares that shall not exceed 400% of the average daily trading volume for the 30 days immediately preceding the Draw Down Exercise Date (as defined in the SPA). The per share price shall equal 90% of the average applicable Daily Closing Price (as defined in the SPA) of the Company’s common stock during the applicable draw down pricing period.  Following the listing of the Company’s common stock on Nasdaq, the Company may issue a Draw Down Pricing Period (as defined in the SPA) for up to $10,000,000 of the Aggregate Limit (as defined in the SPA). Unless earlier terminated as provided thereunder, the SPA terminates automatically on the earliest of (i) thirty-six (36) consecutive months from when we list on Nasdaq; (ii) five (5) years from the Effective Date (as may be extended as provided in the SPA), and (iii) the date the Purchaser shall have purchased the Aggregate Limit.

Pursuant to the SPA, in consideration for these services, we agreed to pay GEM and GYBL the following consideration: a commitment fee equal to two (2) percent of the Aggregate Limit (the "Commitment Fee"), deliverable as described in the SPA. The Commitment Fee may be paid in cash from the proceeds of the Draw Downs (as defined in the SPA) or in freely tradeable shares of common stock of the Company valued at the Daily Closing Price at the time of such payment, at the option of Med-X. Med-X shall pay one percent (1%) of the Commitment Fee on or before the twelve (12) month anniversary of the Public Listing Date (as defined in the SPA), and Med-X shall pay the remaining amount of such Commitment Fee on or before the twenty (20) month anniversary of the date our shares of common stock are listed on Nasdaq. On the Effective Date, we issued GEM a warrant granting GYBL the right to purchase shares of our common stock having an expiration date that is the third anniversary of the date our shares are listed on Nasdaq , granting GYBL the right to purchase, at the exercise price and upon the terms set forth more fully in the SPA, up to the number of shares of common stock that is equal to 4% of the total number of common stock outstanding as of the date our shares of common stock are listed on Nasdaq.

Pursuant to a Registration Rights Agreement, dated August 5, 2021, between us, the Purchaser and GYBL (the “Registration Rights Agreement”), no later than three (3) months following the date on which our shares of common stock are first listed to trade on Nasdaq (the “Filing Deadline”), we are obligated to file a registration statement with the SEC to register the shares of common stock issuable pursuant to the SPA. Pursuant  to the Registration Rights Agreement, we are obligated to have the registration statement declared effective by the SEC on the earlier of (A) the 60th calendar day after the earlier of (1) the Filing Deadline and (2) the date on which the registration statement is filed with the SEC and (B) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed.

Regulatory Considerations

Pursuant to guidelines from the United States Environmental Protection Agency (the “EPA”), the Company believes that its Nature-Cide products are a minimum risk pesticide.  Because the EPA has determined that certain “minimum risk pesticides” pose  little to no risk to human health or the environment, the EPA has exempted them from the requirement that they be registered under the Federal Insecticide, Fungicide, and Rodenticide Act. Generally, the FDA and USDA do not review products that claim to meet the criteria for determining whether a product is exempt from pesticide regulation. Rather, the producer of the product is responsible for evaluating whether the product meets the criteria.

Although the FDA and USDA do not require “minimum risk pesticides” to be registered, various states require product label registration. The Company’s Nature-Cide products are registered in the following states: Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

The Company’s newest formulation of Nature-Cide , which contains the same ingredients at a different concentration level, is not yet registered with any states a nd it is not currently being sold.

Additionally, the Company believes that our Thermal-Aid product is exempt from FDA requirements. The product is basically treated as a heating and cooling pack which is exempt from FDA registration. The Company does not believe that our Malibu Brands product is subject to FDA registration as it is a homeopathic cream which does not require registration with the FDA. The MJT Network does not produce or sell any products. It is merely an industry publication that features stories focusing on companies who are involved in the cannabis industry. Accordingly, the Company does not believe that the activities of the MJT Network are subject to any government regulation.

3

Reverse Stock Split

On May 31, 2022, our Board approved a 1-for-8 reverse stock split of our outstanding common stock.  The Company will implement the reverse stock split immediately following the effective time of the registration statement of which this prospectus forms a part but prior to the listing of our common stock on Nasdaq and the closing of this offering. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company and the underwriter believed would be acceptable to potential investors. We intend for our Board to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our common stock on Nasdaq, however we cannot guarantee that such reverse stock split will be necessary or will occur in connection with the listing of our common stock on Nasdaq, or that Nasdaq will approve our initial listing application for our common stock upon such reverse stock split.

Each occurrence of financial information outside of the financial statements applies on a post-split basis. The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock and treasury stock of the Company at a 1-for-8 ratio to occur immediately following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

Regulation A+ Offering

On November 3, 2015, we received qualification from the SEC to proceed with the Company’s public offering of its common stock pursuant to Regulation A (Regulation A+) of Section 3(6) of the Securities Act of 1933, as amended (the “Securities Act”), for Tier 2 offerings. We have been subject to the reporting requirements of Regulation A+ (Tier 2) since we were declared qualified by the SEC on November 3, 2015. For additional information concerning our reporting obligations pursuant to Regulation A+ (Tier 2), see “Risk Factors – Risks Related to this Offering and the ownership of our Common Stock -- We are subject to the rules and regulations of the SEC and comparable state agencies” on page 6.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”). Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (or the “Securities Act”), for complying with new or revised accounting standards. Thus, an emerging growth company can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

An emerging growth company may also take advantage of reduced reporting requirements that are otherwise applicable to public companies. These provisions include, but are not limited to:

·	we may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations;

·	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, as amended, or the Sarbanes-Oxley Act;

·	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

·	exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval

We may take advantage of these provisions until the last day of our fiscal year following the fifth anniversary of the date of the first sale of our common equity securities pursuant to an effective registration statement under the Securities Act, which such fifth anniversary will occur in 2026. However, if certain events occur prior to the end of such five-year period, including if we become a “large accelerated filer,” our annual gross revenues exceed $1.0 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period, we will cease to be an emerging growth company prior to the end of such five-year period.

We have elected to take advantage of certain of the reduced disclosure obligations regarding executive compensation in this prospectus and, as long as we continue to qualify as an emerging growth company, we may elect to take advantage of this and other reduced burdens in future filings. As a result, the information that we provide to our stockholders may be different than you might receive from other public reporting companies in which you hold equity interests.

We are also a “smaller reporting company,” as defined under SEC Regulation S-K. As such, we also are exempt from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and also are subject to less extensive disclosure requirements regarding executive compensation in our periodic reports and proxy statements. We will continue to be deemed a smaller reporting company until our public float exceeds $75 million on the last day of our second fiscal quarter in the preceding fiscal year.

Implications of Being a “Controlled Company” under Nasdaq Listing Rules

Mr. Matthew Mills, our Chairman and Chief Executive Officer, currently beneficially owns approximately 9.2% of the shares of common stock and 1,250 post-split shares of Series Preferred Stock. The aforementioned provides Mr. Mills with   55.7% of the voting power of our voting stock. Upon the closing of this offering, Mr. Mills will beneficially own approximately % of the common shares and 1,250 post-split shares of Series A Super Voting Preferred shares of the voting power of our voting stock (approximately     % if the over-allotment is exercised in full) and our officer and directors will own collectively     % of the voting power of our voting stock upon the closing of this offering (approximately   % if the over-allotment is exercised in full). We currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a “controlled company” under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq, including the requirements (i) that a majority of the Board consist of independent directors, (ii) to have a governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iv) that the compensation committee consider certain independence factors when engaging legal counsel and other committee advisors and (v) for an annual performance evaluation of the governance and compensation committees

Although we do not intend to rely on the “controlled company” exemption under the Nasdaq listing rules, we could elect to rely on this exemption in the future. If we elect to rely on the “controlled company” exemption, a majority of the members of the Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors.

As a result, you will not have the same protection afforded to shareholders of companies that are subject to these corporate governance requirements.

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THE OFFERING

Issuer	Med-X, Inc., a Nevada corporation

Common stock offered by us	shares, based upon an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Over-allotment option

We have granted the Representative a 45-day option to purchase up to additional shares of common stock (15% of the shares of common stock sold in this offering), based upon an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, from us at a price per share equal to the public offering price per share, less the underwriting discount and commissions payable by us, solely to cover over-allotments, if any.

Shares of common stock outstanding prior to the offering (1)
Common stock to be outstanding immediately after this offering(2)	shares or shares if the Representative exercises in full its option to purchase additional shares of common stock.

Use of proceeds

We currently intend to use the net proceeds received from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally, conduct research and development and for working capital including any acquisitions that we may undertake.  See “Use of Proceeds” on page     .

Risk factors

This investment involves a high degree of risk. You should read the description of risks set forth under “Risk Factors” beginning on page  of this prospectus for a discussion of factors to consider before deciding to purchase our securities.

Lock-up agreements

We, along with our directors, officers and shareholders, have agreed with the Representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days from the closing of this offering. See “Underwriting” beginning on page   .

Trading symbol

We have applied to list our common stock on Nasdaq under the symbol “MXRX”. We believe that upon completion of this offering, we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our common stock on Nasdaq. We will not consummate this offering unless our common stock is approved for listed on Nasdaq.

Reverse stock split

We expect to effect a 1-for-8 reverse stock split of our outstanding common stock following the effective time of the registration statement of which this prospectus forms a part but prior to the listing of  our common stock on Nasdaq and the closing of this offering. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company and the underwriter believed would be acceptable to potential investors.

____________

(1)

Unless we indicate otherwise, the number of shares of our common stock outstanding is based on 17,971,788 shares of common stock outstanding as of June 15, 2022 and gives effect to our planned reverse stock split at a ratio of 1-for-8, but does not include, as of that date (i)              shares of common stock to be issued to a consultant at the closing of the offering at the public offering price; (ii)            shares to be issued to GEM pursuant to the SPA; and (iii)              shares issuable upon the exercise of outstanding options and         shares of common stock issuable upon the exercise of outstanding warrants.

(2)

The number of shares of common stock shown above to be outstanding after this offering gives effect to our planned reverse stock split at a ratio of 1-for-8, but does not include, as of that date:           shares of common stock to be issued to a consultant at the closing of the offering at the public offering price effective time of the registration statement of which this prospectus forms a part but prior to the listing of our common stock on Nasdaq and the closing of this offering.  The ratio of the reverse split was arrived at in order to achieve a valuation that the Company and the underwriter believed would be acceptable to potential investors.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the Representative of its option to purchase additional shares of common stock solely to cover over-allotments, if any.

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RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Information Regarding Forward Looking Statements.” If any of the following risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, the value of the Company’s common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Med-X, Inc. has a limited operating history, which makes it difficult to accurately evaluate our business prospects.

We were formed in February 2014 to originally engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, which the Company may engage in if the federal government declares it legal to do so, (c) supplying related agricultural products to other commercial cannabis growers which the Company is already engaged in by supplying its Nature-Cide pest control products to cannabis and hemp cultivators through the Company’s distribution venues, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis if the federal government declares it legal to do so. Because the federal government has not legalized marijuana and the FDA has not clarified its position with respect to CBD products, the Company has not moved forward with engaging in the originally contemplated businesses.   In 2015 and early 2016, a small, affiliated patient group cultivated small quantities of different strains of cannabis at a small facility that the Company had for personal medical research, with whom we shared data but we generated no revenues from this activity. We have also launched our cannabis news website, and commenced marketing Nature-Cide, but have not yet launched the other components of our business plan. In particular, little revenue is expected from our cannabis compound identification and extraction program until cannabis is sufficiently legalized to engage in such commerce. We have no government permits to legally grow and supply cannabis in California or any other jurisdiction, and have yet to earn any revenue from such activities. We cannot assure at this time that we will be able to commence our planned operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on government policy, the public’s acceptance of our products and our ability to sell cannabis, Nature-Cide, Thermal-Aid and other branded and non-branded products. We intend to invest heavily in developing and marketing our products, including building and providing content for our websites, researching and developing cannabis compounds for medical uses, promoting and marketing our websites, products and services, and analyzing the market for our planned products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Our financial situation creates doubt whether we will continue as a going concern.

Since inception, the Company has not generated revenues sufficient to cover operating expenses, has incurred losses and had an accumulated deficit of $17,065,346 as of December 31, 2021 and had an accumulated deficit of $12,157,914 as of December 31, 2020. Additionally, the Company had an accumulated deficit of $18,486,543 as of March 31, 2022.  Further, we expect to incur a net loss for the fiscal year ending December 31, 2022 and thereafter, primarily as a result of increased operating expenses.  There can be no assurances that we will be able to achieve a level of revenue adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. The Company contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

We may not have adequate capital to fund our business.

If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business.

The COVID-19 pandemic has had and may continue to have a material adverse impact on our operating results, financial condition and business performance.

In December 2019, a strain of Coronavirus known as COVID-19 was reported in China, and in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to other countries, and related adverse public health developments, has adversely affect the Company and its customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer and Executive Vice President supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant salary reduction (approximately 48%). Our supply chain that supports our main product lines were impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital was negatively impacted as potential investors, who were affected by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country’s economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors.  Continued outbreaks of COVID-19 may further have a negative impact on our operations.

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We cannot assure that we will develop additional products in the future.

We have developed only three products lines, Nature-Cide, Thermal-Aid, and Malibu Brands. While we are currently developing a mosquito control product based on the formulation of our Nature-Cide All Purpose commercial concentrate product, we cannot assure that we will successfully develop, commercialize or sell a mosquito control product or any other products besides the existing Nature-Cide, Thermal-Aid, and Malibu Brands products, or that we will reach profitably or conduct any other business on a consistent basis. The lack of product diversity could adversely affect our financial condition and operating results and expose investors to a complete loss of their investment in us if our existing products fail to achieve sufficient sales to maintain us or enable us to earn a profit.

Our ability to protect our intellectual property is uncertain.

We have filed several applications with the United States Patent and Trademark Office for service marks and trademarks. While we have been granted several service marks and trademarks, we still have applications pending for other marks. We cannot assure you that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected. In addition to the two Thermal-Aid patents licensed to us by our Mr. Mills, and the three patents licensed to us by Dr. Morton Hyson, one of our directors, we currently have one patent that was issued in October 2021 by the United States Patent and Trademark Office related to our Nature-Cide infused soil. We cannot assure you that we will be successful in obtaining any further patents, that any applications will not be challenged, that others will not attempt to infringe upon our patents should they be awarded, or that these patents will afford us any protection or competitive advantages. The existing patents (held by Mr. Mills and Dr. Hyson covering Thermal-Aid products may not protect us from legal challenges by competitors or infringement by third parties. There is no royalty in place related to the two patents licensed to the Company by Mr. Mills. Dr. Hyson does receive a royalty of 5% of the product sales of related to his three patents. Since our inception, we have paid to Dr. Hyson aggregate royalties of $14,185.

We may not be able to successfully compete against companies with substantially greater resources.

The health and medical therapy, essential oils, and insecticide industries are intensely competitive, and we expect competition to intensify further in the future. We are also subject to intense competition from chemical insecticides, as well as other all-natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure you that Nature-Cide will compete effectively and experience continuing and growing sales. As a supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of consumer goods to retailers. We cannot assure that we will continue to obtain supply contracts with Walmart.com, Ralphs, or from any other retailers. Barriers to entry are relatively low, and current and new competitors can launch new products that compete in the marketplace. We currently or potentially compete with a number of other companies, including a number of large health and medical therapy, essential oil, and insecticide brand name manufacturers that have greater financial and managerial resources, more experience in developing products, and greater name recognition than we have.

We will not stock inventory for third-party products and will rely on filling orders on a real-time basis.

We do not have the resources or facilities to stock a large amount of inventory. As a result, we do not expect to stock any material amount of inventory for the products we will sell, and we will instead rely on third-party vendors to fill orders on a real-time basis. As a result, we may experience delays in shipping products if our third-party vendors are not able to timely fulfill our orders, which could cause our revenue to suffer.

Disruptions in our relationships with any one of our key distributors could adversely affect our results of operations.

A substantial portion of our sales is derived from our top distributors. For the year ended December 31, 2021, our largest distributor accounted for approximately 25% of our sales and our largest two distributors accounted for approximately 45% of our sales during such time. We cannot guarantee that we will be able to generate similar levels of sales from our largest distributors in the future. Should one or more of these distributors substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

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We may be required to collect sales and other taxes from buyers outside of California.

We do not collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We file quarterly sales tax returns with the State of California. However, other states may seek to impose sales tax collection obligations on out-of-state companies such as us, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results of operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to various government regulations.

We are subject to various federal, state and local laws affecting therapeutic medical and insecticide products. The Federal Trade Commission, the Federal Food and Drug Administration and equivalent state agencies regulate advertising and representations made by businesses in the sale of products, which apply to us. We may be required to obtain permits from various states in order to ship certain of our products to those states. We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

Cannabis is categorized under federal law as a Schedule 1 drug.  Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of cannabis are prohibited under federal law.  Certain activities that comply with state law, such as medical cannabis in states where it has been legalized, are treated by the federal government with a non-enforcement policy under the internal guidelines of the “Cole Memorandum” published by the U.S. Department of Justice (the “DOJ”).  We may be required to obtain permits from various states in order to produce, supply and sell cannabis and certain of our other products in those states. We currently have no government permits to grow or sell cannabis in any jurisdiction.  Even if cannabis is generally legalized at the federal and state government levels, commerce in cannabis is still expected to be heavily regulated and taxed, which we believe will have a material effect on our operating results, financial condition and business performance. We expect to be required to apply for licenses in California to sell cannabis and certain of our other products, even though cannabis is generally legalized in that state, and there is no assurance that those licenses will be granted to us. Furthermore, because cannabis remains illegal under federal law, banking, certain advertising, and trademark registration services, among other services, are generally not available to the cannabis industry.

We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet and other online services, and recent controversial breaches of cyber security, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 were held to be unconstitutional by the U.S. Supreme Court, we cannot assure you that similar laws will not be proposed and adopted in the future. In addition, applicability to the Internet of existing laws governing issues, such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which “wholesalers/retailers” may conduct business and the liability of “wholesalers/retailers” in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.

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Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are accessible worldwide, and we make sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in Nevada and California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, resulting in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure you that we will earn a profit or that our products will be accepted by consumers.

Our business is speculative and dependent upon acceptance of Nature-Cide, Malibu Brands, Thermal-Aid, and our other branded and non-branded products by retail stores and consumers. Our operating performance is also heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute consumer goods, if any. We cannot assure you as to whether we will be successful or earn any revenue or profit, or that you will not lose your entire investment.

We may incur uninsured losses.

Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen’s compensation and related insurance, we cannot assure you that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if Nature-Cide, Malibu Brands, Thermal-Aid,  or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, you could lose your entire investment.

We may acquire businesses, intellectual property or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances.

We may acquire additional businesses, intellectual property or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and Company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance, joint venture or acquisition. Such difficulties may delay or prevent us from realizing the expected benefits or enhancements to our business from such transaction. We cannot assure you that, following any such acquisition, alliance or joint venture, we will achieve the expected synergies.

Like most manufacturers and sellers of consumer goods, and companies that raise capital, we are subject to potential litigation.

As a manufacturer and seller of consumer goods, and a company that raises capital, we are exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government investigations and enforcement actions, shareholder and investor lawsuits and other legal proceedings. We cannot assure you that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure you that we will have the resources to repay all of our liabilities in the future.

We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. For example, as of December 31, 2021, we had $488,007 outstanding under accounts payable, line of credit, accrued employee vacation, equipment financing and other liabilities. We cannot assure you that we will not incur additional indebtedness in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We often utilize purchase order financing from third party lenders when we are supplying or distributing consumer goods, which increases our costs and the risks that we may incur a default, which would harm its business reputation and financial condition. We cannot assure you that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

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We may incur cost overruns in the development, manufacture, and distribution of our various products.

We may incur substantial cost overruns in the development, manufacture, and distribution of Nature-Cide, Thermal-Aid, Malibu Brands, and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources or may cause you to lose your entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure you that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders’ investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens.

                If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men’s and workmen’s liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability.

Our Articles of Incorporation provide that we will indemnify and hold harmless our and our subsidiaries’ officers and directors against claims arising from our and their activities, to the maximum extent permitted by applicable Nevada law. If we are called upon to perform under our indemnification obligations, (we have not yet signed individual separate indemnification agreements with each one of our directors and officers), then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers, who are also directors, would have a material adverse impact on us. We will generally be dependent upon Matthew Mills, our Chairman and Chief Executive Officer, for the direction, management and daily supervision of our operations. See “Management.”

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of use. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The cannabis industry is extremely speculative and its legality is uncertain.

The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions.  As of December 31, 2021, there are 17 states where cannabis is legal for medicinal and recreational use, 19 states where cannabis is legal for medicinal purposes only, 11 states where cannabis use is limited and 3 states that have no cannabis legislation. As indicated in California, Colorado, Washington, Oregon, Alaska, Massachusetts, Maine, Nevada, Illinois, Michigan, Vermont, Arizona, Montana, South Dakota, New Jersey, Virginia, South Dakota and Washington, D.C. where cannabis has been legalized for recreational and medical use. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the Company. Our business plan is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. If we begin to cultivate our own cannabis, there is no assurance that our cannabis will be of the quality and type that will be accepted by the public or that our breeding of it will be effective.

Cannabis remains illegal under federal law, and enforcement of cannabis laws could change.

Even in those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act (the “CSA”).  The CSA classifies cannabis as a Schedule I controlled substance, and as such, medical and adult use of cannabis use is illegal under U.S. federal law. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, enforcement of federal law regarding cannabis is a risk that could harm the Company’s business, prospects, revenue, results of operation and financial condition.

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Our cannabis business plan is speculative.

Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our new proposed products, including those, if any, resulting from the identification and extraction of specific cannabis compounds for sale for medicinal use, may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition or for other reasons. The demand for news and information regarding cannabis is unknown. The further legalization of cannabis in any state jurisdiction, or at the federal level, is not assured. The future demand for cannabis for medical or recreational use is unknown, even if favorable legislation progresses. The burden of government regulation and taxation on cannabis industry participants, including growers, suppliers and consumers, is difficult to quantify. There is no assurance that we will earn revenue or a profit.

As a company that relies upon agricultural operations, we will be exposed to the risks inherent in farming.

Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. Because we rely on others to provide these agricultural operations, there is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that these activities will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any new technology or commercial products.

As discussed, we plan to develop new products and services for the cannabis or any other industry, including compound identification and extraction and mosquito eradication. Our development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

Customer complaints regarding our products and services could hurt our business.

From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

We may be required to collect sales and other taxes.

New excise taxes may be imposed on the sale and production of cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as us which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

11

 Risks Related to this Offering and the Ownership of Our Common Stock

The proposed reverse stock split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The proposed reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of our common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell than shares in “round lots” of even multiples of 100 shares.

Because of the proposed reverse stock split 1-for-8 ratio, certain stockholders may no longer have any equity interest in the Company.

As a result of the proposed 1-for-8 reverse stock split, certain stockholders might be fully cashed out in the proposed reverse stock split and thus, after the proposed reverse stock split takes effect, such stockholders would no longer have any equity interest in the Company and therefore would not participate in our future earnings or growth, if any. It will not be possible for cashed out stockholders, if any, to re-acquire an equity interest in the Company, unless they purchase an interest from a remaining stockholder or in a future offering by the Company.

 The proposed reverse stock split may not help generate additional investor interest.

There can be no assurance that the proposed reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds.

 Our stock price is expected to fluctuate significantly.

We have applied to list our common stock on Nasdaq; however, there can be no assurance that our application will be approved or that an active trading market for our shares of common stock will develop or be sustained following this offering. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing companies in the space or new competitors that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares of common stock;

•	additions or departures of key management or technology personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders; and

•	general economic and market conditions.

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These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

We were previously subject to a temporary suspension from the SEC and cease and desist orders from two state agencies, which could make us more likely to face further scrutiny.

On November 3, 2015, our Regulation A+ was declared qualified by the SEC for our proposed crowdfunding offering of common stock under the revised SEC Regulation A+ rules.  As a result of the completion of the Regulation+ offering, we became subject to certain SEC reporting requirements. We miscalculated our initial requirements for filing an annual Form 1-K. On September 2, 2016, we received notice from the SEC that we had failed to meet the Form 1-K deadline of April 30, 2016.  On the next business day, we notified the SEC of the mistake and that we would get the report filed as fast as possible. We filed the Form 1-K report on September 19, 2016. Unfortunately, the SEC had issued a temporary suspension order on September 16, 2016 which we did not receive until after our 1-K filing.  As such, we then terminated the offering and requested that the SEC lift the temporary suspension.

Despite filing the report, the SEC decided not to lift the temporary suspension and instead pursued an administrative proceeding to make the suspension of our Regulation A+ offering permanent due to (i) the late filing and (ii) the fact that shares were sold pursuant to the qualified offering during the period when the filing was delinquent.  We opposed the SEC’s request for a permanent suspension and sought to vacate the temporary order via an administrative proceeding before an SEC Administrative Law Judge Jason S. Patil.  Hearings on the matter were held on January 10, 2017 and January 25, 2017 and post-hearing briefing was submitted thereafter.  On May 8, 2017, Judge Patil found in favor of Med-X, granting Med-X’s request to vacate the temporary order and denying the SEC’s request for a permanent suspension.  The SEC declined to appeal the decision and thereafter issued an order , dated August 24, 2017, declaring Judge Patil’s Decision final and effective.

Since we are still currently offering shares via the Regulation A+ crowdfunding exemption, we must still abide by the SEC Regulation A+ filing rules.  This past inadvertent failure to timely file a Form 1-K may be taken into account in any potential future actions alleging violations of SEC rules or make us subject to further scrutiny.

In addition to SEC regulations, while selling our common stock we are also subject to the rules and regulations of state agencies which regulate sales of securities in their states.  In the past, our company, officers and a subsidiary have been notified of alleged state securities violations as described in detail below.

2011 Settlement with the Pennsylvania Securities Commission

In July 2011, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist (the “Summary Order”) against Pacific Shore and Mr. Mills. The Summary Order directed respondents to cease from making telephone solicitations to persons with whom they did not have a pre-existing business relationship. Mr. Mills denied making any such calls or knowing of or instructing such calls to be made.  We achieved a monetary settlement of $5,000 with the Pennsylvania Securities Commission which resulted in the Summary Order being rescinded on November 22, 2011.

2013 Order from California Department of Business Oversight

On August 7, 2013, the California Department of Business Oversight (the “DBO”) issued a Desist and Refrain Order (the “DBO Order”) against Pacific Shore and Mr. Mills. The DBO Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship.  Respondents believe that this DBO Order stems from the same call as the Pennsylvania Summary Order which was rescinded. The DBO Order stated that the respondents were to desist and refrain from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In September 2013 Pacific Shore and Mills filed for a hearing to appeal the DBO Order.  In October 2013 Pacific Shores filed a new 506(c) offering enabled through the Jobs Act, which now permits such offering participants to generally solicit without a pre-existing relationship.  As such, Pacific Shore had come into compliance with the Order. Consequently, the DBO and respondents moved to drop the appeal hearing and removed the matter from the administrative court calendar as no further enforcement or defense was necessary.

2017 Settlement Agreement with the California Department of Business Oversight

                In May 2017, the Company was verbally informed by the DBO that a former employee of the Company, Arthur Avanesov, had been the subject of a Desist and Refrain Order by the DBO in July 2010 (the “Order”). We had no knowledge of the Order when we hired him on April 1, 2015. Thus, the Company did not have knowledge of Mr. Avanesov’s past hearing decision or final order.

                Initially, the DBO requested that we consent to an order covering the omission of Mr. Avanesov’s Order in our disclosure documents. We declined because we did not believe it was legally required (he was not an officer or director), we were unaware of the Order, and we could demonstrate reasonable care in conducting our due diligence of Mr. Avanesov.  We also refused to consent to any adverse order by the DBO because we did not want to risk triggering SEC disqualification from the exemptions under Regulation A+ or Regulation D for being deemed a “bad actor” pursuant to Rules 262 and 506 under these regulations.

                The Company and the DBO continued to discuss the merits of the matter. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain given the facts we had presented. No formal case or complaint was ever filed.  Instead, on September 4, 2017, a voluntary settlement agreement (the “Settlement Agreement”) was entered into by the Company, its officers and directors and the DBO, avoiding any order being issued by the DBO.  In the Settlement Agreement, the Company agreed not to violate Section 25401 of the California Corporations Code, which governs disclosures in selling securities within California. The Settlement Agreement became effective on September 6, 2017 when it was signed by the DBO Commissioner.

Our principal shareholders own voting control of Med-X.

Our current officers, directors, and principal shareholders currently own a total of  21,913,244  post-split shares of our common stock and 100% of our Series A Preferred Stock, or approximately 60% of the total issued and outstanding voting power of the Company as of July 15, 2022. Our principal shareholders will own approximately   % of the outstanding voting power, based on the issuance of               shares of common stock, based on the assumed public offering price of $     per share, which is the midpoint of the range set forth on the cover page of this prospectus. Additionally, our Chairman and Chief Executive Officer, Matthew Mills, owns 1,250 post-split shares of our Series A Preferred Stock, which entitles him to control over 51% of the voting power on all matters submitted to a vote of our shareholders, and together with his common stock ownership, Mr. Mills holds approximately 56% of the total shareholder voting power of the Company. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock. This concentration of ownership may not be in the best interests of all of our shareholders.

We are a “controlled company” within the meaning of the Nasdaq listing rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Mr. Matthew Mills, our Chairman and Chief Executive Officer, currently beneficially owns approximately 9.2% of the shares of common stock and 1,250 post-split shares of Series Preferred Stock. The aforementioned provides Mr. Mills with 55.7% of the voting power of our voting stock. Upon the closing of this offering, Mr. Mills will beneficially own approximately    % of the shares of common stock and 1,250 post-split shares of Series A Preferred Stock of the voting power of our voting stock (approximately    % if the over-allotment is exercised in full) and our officer and directors will own collectively   % of the voting power of our voting stock upon the closing of this offering (approximately    % if the over-allotment is exercised in full). We currently meet the definition of a “controlled company” under the corporate governance standards for Nasdaq listed companies and for so long as we remain a “controlled company” under this definition, we are eligible to utilize certain exemptions from the corporate governance requirements of Nasdaq, including the requirements (i) that a majority of the Board consist of independent directors, (ii) to have a governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iii) to have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities, (iv) that the compensation committee consider certain independence factors when engaging legal counsel and other committee advisors and (v) for an annual performance evaluation of the governance and compensation committees. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of the Board might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on the shares outstanding as of the date of this prospectus, upon the completion of this offering, we will have                 outstanding shares of common stock. Of these shares,                              shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire, as the case may be, and based on shares outstanding as of the date of the prospectus, an additional                       shares will be eligible for sale in the public market. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

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We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We currently intend to use the net proceeds received from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally, conduct research and development and for working capital including any acquisitions that we may undertake. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Management and the Representative will determine the price of the shares of common stock in the offering.

The offering price of the shares of common stock will be determined by management and the Representative. The price should not be regarded as an indication of any future market price of the Company’s stock, and it will not be necessarily reflective of the value of the Company’s stock.  We cannot assure you that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

                We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing resources in order to increase our sales. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock in this offering. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board.

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with generally accepted accounting principles in the United States, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

We previously concluded that there were matters that constituted material weaknesses in our internal control over financial reporting that have since been remediated. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected and corrected on a timely basis. The material weaknesses related to a lack of (i) controls designed to reconcile tests performed and recognized as revenue to billed tests and (ii) appropriately designed or effectively operating controls over the proper recording of accounts payable and accrued liabilities.

If additional material weaknesses in our internal control over financial reporting are discovered or occur in the future, our consolidated financial statements may contain material misstatements and we could be required to restate our financial results. If we are unable to successfully remediate any material weaknesses in our internal controls or if we are unable to produce accurate and timely financial statements, our stock price may be adversely affected.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholder for its shares. You will incur immediate and substantial dilution of $                   per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus. In the past, we issued restricted stock at prices significantly below the initial public offering price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may be affected by the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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We have elected to take advantage of specified reduced disclosure requirements applicable to an “emerging growth company” under the JOBS Act and to “smaller reporting companies”, the information that we provide to stockholders may be different than they might receive from other public companies.

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements;

•

exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting and delaying the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of the above-referenced exemptions and we may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies that comply with public company effective dates.

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

The requirements of being a public company may strain our resources and distract our management, which may make it difficult to manage our business, particularly after we are no longer an “emerging growth company.”

Following the completion of this offering, we will be required to comply with various regulatory and reporting requirements, including those required by the SEC. Complying with these reporting and other regulatory requirements will be time consuming and will result in increased costs to us and could have a negative effect on our results of operations, financial condition or business.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended, the “Exchange Act”) and the requirements of the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Exchange Act requires that we file annual, quarterly and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls over financial reporting. To maintain and improve the effectiveness of our disclosure controls and procedures, we will need to commit significant resources, hire additional staff and provide additional management oversight. We will be implementing additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. Sustaining our growth also will require us to commit additional management, operational and financial resources to identify new professionals to join our firm and to maintain appropriate operational and financial systems to adequately support expansion. These activities may divert management’s attention from other business concerns, which could have a material adverse effect on our results of operations, financial condition or business.

Additional stock offerings in the future may dilute your percentage ownership of our company.

Given our plans and expectations that we may need additional capital and personnel, we may need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain both historical and forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology. To the extent that this prospectus contains forward-looking statements regarding our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to:

•	Our ability to continue as a going concern.
•	Our limited operating history and ability to earn a profit.
•	Our ability to effectively execute our business plan.
•	Our potential inability to compete and succeed in highly competitive and evolving industries.
•	Our potential inability to manage our research, development, expansion, growth and operating expenses.
•	Our potential inability to raise capital and the unavailability of future financing.
•

The lack of market acceptance of our Nature-Cide®, Thermal-Aid®, and other products, including our newly formulated mosquito repellant and eradication solution derived from our current Nature-Cide® All Purpose Concentrate product.

•	Our unexpected costs and operating deficits.
•	Our inadequate capital and financing.
•	Our research and development of cannabis medical compounds, mosquito repellant solutions, and other potential new products may not result in commercial products available for sale by us in the future.
•	Our testing of proposed new products, such as our planned mosquito control solution, may indicate that the proposed products are not effective.
•

Our Chairman and Chief Executive Officer, Matthew Mills, owns 1,250 post-split shares of our Series A Preferred Stock, which entitles him to control over 51% of the voting power on all matters submitted to a vote of our shareholders, and together with his common stock ownership, Mr. Mills holds approximately 57% of the total shareholder voting power of the Company.

•	Our potential inability to obtain legal permission to grow, supply and sell cannabis.
•	Our potential inability to sell our Nature-Cide® Thermal-Aid®, Malibu Brands, cannabis and other products.
•	Heavy development stage expenditures by us, resulting in substantial operating deficits, especially in the early years of operation.
•	Our intense competition, including entry of new competitors.
•	The decreased demand for our products or increased supply, causing prices for our products to decline.
•	Actual and potential adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our potential products and services.
•	Heavy government regulation, taxation and licensing requirements in markets where cannabis is legal.
•	The potential lack of new markets for cannabis.
•	Contraction of the market for medical cannabis in California, including the closing of medical cannabis dispensaries due to government order.
•	Our proprietary rights, trade secrets and other intellectual property may not be adequately protected from legal challenge or third-party infringement.
•	Our potential lower sales and revenue than we forecast.
•	Our potential defaults on leases or other indebtedness.
•	Our potential loss of suppliers and supply.
•	Our potential price increases for capital, supplies and materials.
•	A potential decline of market prices for our products due to excess supply or for other reasons.
•	Our potential failure to obtain customers, loss of customers and failure to obtain new customers.
•	Our potential loss of or inability to obtain government licenses and permits.
•	Our potential receipt of adverse publicity and news coverage.
•	Our potential inability to carry out marketing and sales plans.
•	Our potential loss of key executives.
•	Our dilution of ownership due to issuance of more securities by the Company.
•	The unavailability of banking, trademark registration, and other services to Med-X because cannabis is still illegal under federal law.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans described in this prospectus will be achieved.

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USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $                       million (or $                             million if the Representative exercises in full its over-allotment option) after deducting the underwriting discounts and commission and estimated offering expenses payable by us), based upon an assumed public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. The public offering price per share will be negotiated between us and the underwriter based on market conditions at the time of pricing.

A $1.00 increase or decrease in the assumed public offering price of $            per share of common stock would increase or decrease the proceeds from this offering by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares of common stock offered would increase or decrease our proceeds by approximately $            million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                The principal purposes of this offering are to increase our capitalization and financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. As of the date of this prospectus, we cannot specify with certainty all of the particular uses for the net proceeds from this offering. However, we currently intend to use a portion of  the net proceeds from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally conduct research and development and for working capital including any acquisitions that we may undertake. We currently have no binding agreements to acquire any other entity.

The table below sets forth the manner in which we expect to use the net proceeds we receive from this offering as described above. All amounts included in the table below are estimates.

Description	Percentage
Acquisitions: Expand our distribution footprint by acquiring companies which fit with our product lines along with like-minded companies in pest control service.	35%
Marketing expenses: Increase marketing spend across all divisions and into our e-commerce, selling partners online marketplaces, our own direct sales and trade shows.	25%
Working Capital: Increase spending to expand operational efficiencies and general corporate purposes.	25%
Hiring of key personnel, including sales and management professionals: Develop sales divisions and personnel and expand management professionals within all divisions.	5%
Registration of products: Continue registration of our Nature-Cide products both domestically and internationally.	5%
Research and development: Research and development related to products for the Nature-Cide, Thermal-Aid and Malibu Brands divisions and new product opportunities.	5%

Total	100%

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment.  Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

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DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between $                            , the assumed public offering price per share of our common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and the as adjusted net tangible book value per share of our common stock immediately after this offering.

The net tangible book value (negative) of our common stock as of  March 31, 2022 was $1,789,086, or   $.10  per post-split share of common stock. Net tangible book value per post-split share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale of                            shares in this offering at an assumed initial public offering price of $                    per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, and with a reverse stock split of                                , our as adjusted net tangible book value as of March 31 , 2022 would have been $                                           or $             per share. This represents an immediate dilution in net tangible book value of $                 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share			$
Net tangible book value per share as of March 31, 2022	$	)
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share at March 31, 2022 after giving effect to the offering			$

Dilution per share to new investors			$

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value as of March 31, 2022 would increase to $                                          or $                                 per share, and dilution would be $                          per share.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share of common stock would increase or decrease our as adjusted net tangible book value per share of common stock after this offering by $             and the dilution per share of common stock to new investors by $             , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase or decrease of 1,000,000 in the number of shares of common stock offered by us would increase or decrease our as adjusted net tangible book value after this offering by approximately $             million and the increase or decrease as adjusted net tangible book value per share of common stock after this offering by $             per share of common stock and would increase or decrease the dilution per share of common stock to new investors by $         , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The information above assumes that the Representative does not exercise its over-allotment option. If the Representative exercises its over-allotment option in full, the as adjusted net tangible book value for the offering will increase to $             per share of common stock, representing an immediate increase to existing shareholders of $             per share of common stock and an immediate dilution of $             per share of common stock to new investors, based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.

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The following table summarizes, on an as adjusted basis as of March 31, 2022, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $                              per share, which is the midpoint of the range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Avg. price per
	Number	Percent		Amount	Percent		share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

                The table above assumes no exercise of the Representative’s over-allotment option. If the Representative’s over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to                 % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             % of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on                           shares of common stock issued and outstanding as of               , 2022, and excludes $120,000 worth of restricted common stock that will be issued to a consultant upon the closing of the offering with the number or shares being based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.

 To the extent that shares are issued upon outstanding options and warrants are exercised, or shares are issued under our equity incentive plan, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of March 31, 2022:

•	on an actual basis as of March 31, 2022, at which point the total post-split shares issued and outstanding were 17,153,054; and

•

on an as adjusted basis to give effect to our issuance and sale in this offering of                      shares of common stock at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

•

The information below is illustrative only, and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table together with the sections of this prospectus titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Use of Proceeds,” and “Selected Financial Data,” and our unaudited financial statements for the three months ended March 31, 2022 and 2021 and related notes included elsewhere in this prospectus.

	Actual	As Adjusted
Cash and Cash Equivalents	$662,161
Total debt	$252,146
Stockholders (deficit) equity:
Common Stock, $0.001 par value per share, 300,000,000 shares authorized (Post-split)	$139,423
Additional Paid-in Capital	$20,136,206
Accumulated deficit	$18,486,543
Total Stockholders’ Equity	$1,789,086
Total Capitalization	$2,041,232

The information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, assumes no exercise of the Representative’s over-allotment option and excludes $120,000 worth of restricted common stock that will be issued to a consultant upon the closing of the offering with the number or shares being based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.  Actual numbers do not give effect to our planned reverse stock split.

You should read this table in conjunction with the section titled  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of  $                      per share shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $                      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $               million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a Nevada corporation formed in February 2014 originally engaged in the business of product development, distribution, and marketing of  our products, which currently consist of  Nature-Cide®, Thermal-Aid®, and Malibu Brands. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned  subsidiary, on April 16, 2018. We have developed a series of natural “green” branded products under division names Nature-Cide®, Thermal-Aid®,  and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo®,  and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Because the federal government has not descheduled marijuana and the FDA has not clarified its position with respect to CBD based products, the Company has not moved forward with engaging in the originally contemplated business.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends to distributors who may sell to  legally operating Cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we may seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is an all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH, a 99% owned subsidiary of Med-X as a result of the Merger, which was effective on April 16, 2018.

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If and only when its legally permitted to do so, our planned compound identification and extraction research and development operation will be conducted primarily at our existing 600 square foot indoor cultivation center in Los Angeles County, California, where controlled quantities of high quality Cannabis were being grown, harvested and stored for research and medical use in 2015 and early 2016, to the extent permitted by California law.  The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-tetrahydrocannabinol Cannabidiol (“CBD”) compounds found in Cannabis and, when seeking supplements for pain management and relief, also tetrahydrocannabinol (“THC”) compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds.  We have purchased and utilized special equipment designed to facilitate the compound identification and extraction process.  Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. If we begin to cultivate our own cannabis,   there is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

The Company may acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred Cannabis for the California medical and recreational markets, for compound identification and extraction, and for other markets that become legally available to the Company in the future as a California grower.

Our primary sources of total revenue are currently revenue from Nature-Cide and Thermal-Aid with limited revenue from our Malibu Brands products and The Marijuana Times advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Currently the Company’s significant revenue is generated through sales of Nature-Cide and Thermal-Aid. While Malibu Brands has been growing steadily since its launch in the second half of 2021, sales generated by Malibu Brands and from our burgeoning advertising platform, The MJT Network, are currently immaterial to our operational results. During 2021, Nature-Cide accounted for approximately 58% of our revenue, Thermal-Aid accounted for approximately 41% of our revenue and Malibu Brands and The MJT Network combined accounted for the remaining 2%. Nature-Cide generates its revenue mostly through direct sales to distributors, both domestically and internationally, while Thermal-Aid generates revenue through distribution channels including increased sales via ecommerce channels including resellers such as Amazon.

Revenues are earned from selling products to customers and distributors using  (i) the Amazon eCommerce portal as well as other online portals; (ii) our owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. Our earnings process is considered complete upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website, eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners, provided shipment and/or delivery of the purchased products has been made to the customer, with respect to sales processed online; or shipment of the product for sales made to distributors or direct to end user consumers. Revenue from our MJT Network and Malibu brands operations are immaterial to our earnings process and are recorded once the transaction is considered complete.

Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants. In the long run, revenue is anticipated from our ongoing product sales as well as planned Cannabis compound identification and extraction system and our planned Cannabis products, assuming it is legal to do so and our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal federally. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets.  As a California grower, we will approach other markets that become legally available to it in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Results of Operations

For the Three Months Ended March 31, 2022 and March 31, 2021

Revenue. Revenue for the three months ended March 31, 2022 was $394,200 compared to $183,534 for the three months ended March 31, 2021. The increase in revenue of $210,666 is mainly attributable to an increase in sales of our Nature-Cide, Thermal-Aid and Malibu Brands product lines.  The Nature-Cide product line grew significantly due to increased marketing efforts and continued acceptance of the product by our distributors. The Thermal-Aid product line grew due to a significant increase in its e-commerce sales activity through the Amazon seller portal. Malibu Brands revenue increased as the product was being offered online commencing at the close of the quarter ending September 30, 2021. Our primary revenue sources continue to be our Nature-Cide, 46.6%  and Thermal-Aid product lines, 42.4% with contributions from our Malibu Brands, 11.1% sales and advertising revenue through The MJT Network, 5.0%.

As of March 31, 2022, the Company’s trade accounts receivable was $136,130 from 84 customers. For the three months ended March 31, 2022 the Company received 36.4% of its revenue from two customers; specifically, 14.8% from Veseris/Univar (“VES/UNI”) and 21.6% from Target Specialty Products (“TSP”).

As of March 31, 2021, the Company’s trade accounts receivable was $73,368 from 69 customers. For the three months ended March 31, 2021 the Company received 48.8% of its revenue from two customers; specifically, 30.8% from RGH and 18.0% from VES/UNI.

Operating Expenses. Operating expenses for the three months ended March 31, 2022 were $1,526,155 compared to $939,736 for the three months ended March 31, 2021. The increase in operating expenses is attributable mainly to a significant increase in selling and marketing expenses and an increase in professional fees, personnel related expenses increasing as salary returned to pre-COVID levels and an increase in general and administrative related expenses.

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Other Income/(Expense). Other income for the three months ended March 31, 2022 comprised of interest expense of $595 as compared to income of $14,395 for the three months ended March 31, 2021,   which was comprised of a gain on sale of an asset for $14,605 and interest expense of $ 210.

Net Loss. Net loss for the three months ended March 31, 2022 was $1,421,197 compared to $888,405 for the three months ended March 31, 2021. This increase in net loss is due to an increase in operating expenses which is attributable mainly to a significant increase in selling and marketing expenses and an increase in professional fees, personnel related expenses increasing as salary returned to pre-COVID levels and an increase in general and administrative related expenses. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $662,161 at March 31, 2022 and $1,367,366 at December 31, 2021, the decrease of which is primarily from lower proceeds of the Company’s capital raised by the Company’s second Regulation A+ Offering of common stock which commenced in August 2019 and the Company’s private placement of common stock pursuant to Rule 506(c) of the Securities Act.

During the three months ended March 31, 2022, we used $1,778,030 of cash for operating activities. A substantial portion of the funds was used to pay for increased selling and marketing expenses , general and administrative costs, and professional fees . During the year ended December 31, 2021, we used $4,414,011 of cash for operating activities. A large portion of the funds was used to pay general and administrative costs, professional fees and support of significant sales and marketing activities.

Cash provided by financing activities during the three months ended March 31, 2022 was $1,131,223 . Of this amount, $1,057,999 was related to the issuance of shares of common stock, an increase of principal on debt  of $81,635 , and the purchase of shares sold by an executive officer was $3,681. Cash provided by financing activities during the  three months ended March 31, 2021  was $629,842 . Of this amount, $675,623 was related to the issuance of shares of common stock, repayment of principal on debt was $35,018, and the purchase of shares sold by an executive officer was $8,748. Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2022 and 2023. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through this offering. We believe that the proceeds of this offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank (“Crestmark”) for a $1,500,000 bank loan (the “Loan”). The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement, an irrevocable personal guaranty (the “Guaranty”) was provided by Matthew Mills (the “Guarantor”) for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH entered into a security agreement with Crestmark (the “Security Agreement”), providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of March 31, 2022, the Company had an outstanding balance of $14,642 under the Loan.

Without the proceeds from this offering, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Results of Operations

For the Years Ended December 31, 2021 and December 31, 2020

Revenue . Revenue for the year ended December 31, 2021 was $1,010,431 compared to $1,033,750 for the year ended December 31, 2020. The decrease in revenue of $23,319 is mainly attributable to an increase in sales of our Thermal-Aid and Malibu Brands product lines offset by a decrease in sales of our Nature-Cide product lines. The Thermal-Aid product line grew due to a significant increase in its e-commerce sales activity through the Amazon Seller portal. Malibu Brands revenue increased as the product was being offered online commencing close of the third quarter of 2021. Nature-Cide revenue decreased due to a slight decline in sales volume.  Our primary revenue sources continue to be our Nature-Cide, 56.6%  and Thermal-Aid product lines, 40.7% with immaterial contributions from our Malibu Brands, 2.2% sales and advertising revenue through The MJT Network of 5.0%.

As of December 31, 2021, the Company’s trade accounts receivable was $28,616 from 77 distributors and customers. For the year ended December 31, 2021 the Company received 45% of its revenue from two customers; specifically 24.5% from Veseris and 19.6% from Target Specialty Products.

As of December 31, 2020, the Company’s trade accounts receivable was $150,929 from 66 distributors and customers. For the year ended December 31, 2020 the Company received 63% of its revenue from three customers; specifically 25.4% from Target Specialty Products, 19.4% from RGH and 17.9% from Veseris.

Operating Expenses . Operating expenses for the year ended December 31, 2021 were $5,359,437 compared to $3,694,511 for the year ended December 31, 2020. The increase in operating expenses is attributable mainly to an increase in professional fees, personnel related expenses increasing as salary returned to pre-COVID levels were and an increase related to the issuance of shares for consulting services.

Other Income/(Expense) . Other income for the year ended December 31, 2021 was comprised of forgiveness of the Protection Payroll Plan Loan (the “PPP” Loan) of $295,000, forgiveness of the Economic Injury Disaster Loan advance (the “EIDL Advance”) of $10,000, gain on sale of an asset for $14,605 and interest income of $1,631. For the year ended December 31, 2020 interest expense was $9,731.

Net Loss . Net loss for the year ended December 31, 2021 was $4,907,432 compared to $3,541,031 for the year ended December 31, 2020. This increase in net loss is due to an increase in operating expenses which is attributable mainly to an increase in professional fees, personnel related expenses and an increase related to the issuance of shares for consulting services. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs.

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Liquidity and Capital Resources

We had cash and equivalents of $1,367,366 at December 31, 2021 and $752,823 at December 31, 2020, the increase of which is primarily from the proceeds of capital raised by the Company’s second Regulation A+ Offering of common stock which commenced in August 2019 and the Company’s private placement of common stock pursuant to Rule 506(c) of the Securities Act.

During the year ended December 31, 2021, we used $4,414,011 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, professional fees and sales and marketing activities. During the year ended December 31, 2020, we used $3,301,666 of cash for operating activities. A large portion of the funds was used to pay general and administrative costs, professional fees and support of significant sales and marketing activities.

Cash provided by financing activities during the year ended December 31, 2021 was $5,030,221. Of this amount, $5,142,255 was related to the issuance of shares of common stock, repayment of principal on debt was $87,554, and the purchase of shares sold by an executive officer was $24,480. Cash provided by financing activities during the year ended December 31, 2020 was $3,833,302. Cash provided by financing activities from the issuance of shares of common stock during the year ended December 31, 2020 was $3,543,421, proceeds from debt were $305,000, repayment of principal on debt was $60,394, cash received in relation to a promissory note was $62,106 and the purchase of shares sold by an executive officer was $16,831. Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2022 and 2023. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through this offering. We believe that the proceeds of this offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank (“Crestmark”) for a $1,500,000 bank loan (the “Loan”). The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement, an irrevocable personal guaranty (the “Guaranty”) was provided by Matthew Mills (the “Guarantor”) for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH entered into a security agreement with Crestmark (the “Security Agreement”), providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of December 31, 2021, the Company had an outstanding balance of $85,210 under the Loan.

Without the proceeds from this offering, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

Critical Accounting Policies

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

In each of the three months ended March 31, 2022 and March 31, 2021 as well as the year s ended December 31, 2022 and 2021, the Company generated revenues from selling its products to customers using the Amazon resale portal; its owned and operated eCommerce website; third party distributors; and, on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer, and shipment or delivery of the purchased products to the customer, with respect to sales processed online, or upon issue of an invoice and shipment of the product for sales made to distributors or direct to end user.  Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case by case basis and generally will issue replacement product in the limited cases of product returns.  Returns by distributors or direct to end user customers are also reviewed on a case by case basis for product replacement if the Company determines it is warranted.  The Company has no policy requiring cash refunds.  Revenue also includes immaterial advertising sales from our online media platform.

Stock Based Compensation Expense

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for 2021 and 2020 was $2,845 and $180, respectively.

We have calculated the fair value of common stock using the income approach. Under the income approach, we have relied upon DCF using exit multiple method. Under DCF, we have calculated the present value of all expected future cash flows in the discrete projected period and exit multiple based terminal value. Med-X is an innovative growth stage product company having significant focus towards the revenue growth rather than the bottom-line growth by the end of the discrete period, and therefore is still far from a sustainable growth phase, therefore we have relied upon the exit multiple analysis based on guideline public comparable for the terminal period. Further, considering that the Company is still at a very early stage and does not have substantial revenues, we have not relied upon a market approach.

Further, the Company has issued 1,250 post-split shares of its Series A Preferred Stock with super-voting rights and are non-convertible. Thus, we have employed the option pricing method to allocate the equity value among common units and the option units. The common unit thus arrived has been adjusted for the DLOM to arrive at concluded value per common unit, which will be further utilized as an input in the valuation of stock options.

As per AICPA guidance regarding cheap stock, we should consider a recent precedential transaction involving the company’s securities only if it is an orderly transaction on arms-length basis. We considered recent Regulation A transactions, noting that the price was fixed arbitrarily and without any negotiations or any institutional investors participation into the Regulation A transactions.  Moreover, based on our independent valuation analysis, the implied equity value from Regulation A pricing was not aligned within the acceptable range of our fair value analyses. As a result, we have not relied upon Regulation A transactions as it lacks qualitative and quantitative support for pricing as well as it lacks participation from professional investors.

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BUSINESS

Overview

We are a Nevada corporation formed in February 2014, originally engaged in the business of product development, distribution, and marketing of our products, which currently consist of  Nature-Cide®, Thermal-Aid®, and Malibu Brands. We have developed a series of natural “green” branded products under division names Nature-Cide, Thermal-Aid and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Malibu-Brands currently has only one product available, an all-natural essential oil pain management cream, through the Company’s Malibu-Brands website. If the federal government declares hemp and CBD oil products legal at the federal level, the Malibu-Brands division plans to include a variety of hemp and CBD oil products designed for various ailments which are still in the clinical and development stage.

We have developed a new all-natural formulation of mosquito repellant and eradication product. This proposed product is derived from our Nature-Cide All Purpose formulation and is designed to be free of harmful chemicals. This solution has undergone a third-party lab and field study which has shown favorable results. We plan to aggressively market this product on an international scale, including exports into heavily mosquito infested areas of the world, and for sales in the United States. The Nature-Cide formulation that the Company currently sells is registered with the states in which it is sold . However, the Company’s newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but are at a different concentration level.

In 2018, the federal government legalized hemp production as part of the Farm Bill.

Med-X had planned to, the extent it was legal to do so, to cultivate high quality custom-bred cannabis for the medical market that is intended to treat such ailments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. However, because the federal government has not made cann abis legal as of the date of this prospectus, the Company has no intention to cultivate cannabis fo r any purpose and as a result has not sought or obtained any approval from the FDA or any other comparable foreign regulator for the clinical use of our products and has no current intention   to do so .

Besides supplying Nature-Cide products to pest control, hospitality, transportation, janitorial, turf care and agricultural industries, Med-X also plans to supply products, including Nature-Cide insecticides, pesticides, granular and soil blends, to distributors who may sell to  legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we may seek to develop and monetize techniques for the recognition and extraction of cannabis compounds for the medical industry.

We expect the demand for the Company’s products to increase significantly. We and Pacific Shore, our subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions but they are yet to be profitable.

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Acquisition of Pacific Shore.

In April 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore, pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The Merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to prevent dilution to existing Med-X shareholders, our current Chairman and Chief Executive Officer, Mr. Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, we issued to Mr. Mills 1,250 post-split shares of newly authorized super-voting Series A Preferred Stock, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of the Company. See “Business-Merger with Pacific Shore.” We plan to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through our national distribution channels. We also expect to generate revenue from advertising and the online sale of products on the Company’s media platform, www.marijuanatimes.org.   We have launched various online sales venues for this purpose, such as www.nature-cide.com, www.thermalaidproducts.com, and www.malibu-brands.com. We plan to aggressively market our Nature-Cide and Thermal-Aid brands while positioning our media venue, www.marijuanatimes.org, to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act. During this cycle, we  plan to ramp up our Malibu Brands, product and our ready-to-use consumer version of the Nature-Cide products scheduled to be on retail shelves in 2022.

Nature-Cide.

Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars, and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are also proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the Environmental Protection Agency (“EPA”) as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our Nature-Cide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the (“EPA”). Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide is safe for use in all environments. Pacific Shore has developed several formulations of Nature-Cide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide All-Purpose and Pest Management X2 insecticide formulations have been registered in states that require EPA registration if the Company sells in that state. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the Nature-Cide All-Purpose product for use on cannabis crops grown in those states. T he Company’s newest formulation of Nature-Cide products is not yet registered and accordingly is not yet sold. Please note that the new formulations contain the same ingredients but at a different concentration level.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide’s research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the Nature-Cide products and services division has also begun supplying and servicing small cannabis cultivators in Southern California.

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Nature-Cide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as Rentokil Initial, TSP, VES/UNI, and American Hotel Registry. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all-natural products like Nature-Cide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently Nature-Cide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 TSP’s parent company, “Rentokil Initial”, began testing Nature-Cide in Hong Kong, Macau, China and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau and Mumbai, where product orders have been received and usage has commenced. Rentokil Initial operates in multiple countries such as New Zealand, Australia, Singapore, Malaysia and the United Kingdom, where we are now focused on testing protocols for Nature-Cide products. In early 2018, Univar Solutions, who is revered as one of the largest chemical distributors in the world, has now begun ordering the full Nature-Cide line within the United States.

In January 2019, the Nature-Cide team was invited to participate in platinum marketing designation with TSP and VES/UNI. For the Company to participate in this high level of marketing within these distribution venues, the Company needed to have established a demand for its products nationally. Its products must already be positioned within most of the customers and multiple distribution centers throughout the country. The Company has been doing business with TSP and VES/UNI for more than three years and has established a solid customer base around the United States which has enabled the Company to position its products within the distributor’s platinum marketing programs. The Company participates in the highest-level marketing campaigns and has not made any payments to attain this status. We have attended annual sales meetings in Savannah, Georgia, Las Vegas, Nevada and Fort Worth, Texas with TSP and Chicago, Illinois with VES/UNI. During these meetings, both distributors announced that Nature-Cide will be represented as a top-level platinum sponsor, and our Nature-Cide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, Nature-Cide will be showcased as a go to 25b minimum risk green program. We are working closely with two of its distributors, TSP and VES/UNI, to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of Nature-Cide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the Nature-Cide brand. TSP and VES/UNI have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. VES/UNI and TSP, along with TSP’s parent company, Rentokil, are constantly working with the Nature-Cide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where Nature-Cide can receive the best positioning for long term sales growth.

Due to the continued planning and sponsorship coupled with the positive reception of Nature-Cide by the professional end user, the Nature-Cide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining Nature-Cide with a blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and Nature-Cide product blend is currently in laboratory production. The Company is also in discussion with TSP management to register Nature-Cide in Canada. In 2017, Nature-Cide announced a new compressed air 16-ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, we are in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products consist of the All-Purpose, Flea & Tick, Insect Repellent, and an outdoor formulation that was released in early 2020.

Thermal-Aid Headache Relief System. One of our directors, Dr. Hyson, is the inventor and grantee of three patents which have been provided to Pacific Shore in perpetuity to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. Patent details are as follow:

DEVICE AND METHOD FOR TREATMENT OF HEADACHE

Patent Number 5,700,238

Date Granted: December 23, 1997 – United Stated Patent Office

MEDICATED WRAP

Patent Number 6,313,370 B1

Date Granted: November 6, 2001 - United Stated Patent Office

MEDICATED WRAP

Patent Number: 7186260

Date Granted: March 6, 2007 - United Stated Patent Office

The license agreement with Dr. Hyson was executed in June 2012 for an initial five (5) year term with automatic annual 12-month renewal unless earlier terminated as provided for in the license agreement. As of December 31, 2021, we have paid to Dr. Hyson aggregate royalties of $14,642.

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 Nature-Cide License and Patent Application. Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between Pacific Shore, as sublicensor, and Med-X, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Mr. Mills, our Chief Executive Officer, is named as the inventor. The patent was granted October 19, 2021 with Patent No. US 11,147,266 B2. Med-X plans to market and sell its Nature-Cide insecticidal soil to hemp, cannabis and other agricultural cultivators.

The license agreement with Matthew Mills has no termination date.  As of May 2, 2022 no royalty payments are due under the license agreement.

The MJT Network. We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, our personnel and public news sources. Once capitalized in late 2022, we plan to eventually add online ecommerce to the MJT Network website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News. At this time, it is uncertain if and when the Company will add e-commerce to the www.marijuanatimes.org website.

Compound Identification and Extraction. Numerous medical studies have found that cannabinoids, including CBD and THC, provide a wealth of health and wellness benefits through their interaction with the human endocannabinoid system (the “ECS”), a complex network of cell receptors and neurotransmitters that help maintain the body’s homeostasis. According to one study, “modulating the ECS activity may have therapeutic potential in almost all diseases affecting humans, including obesity/metabolic syndrome, diabetes and diabetic complications, neuro-degenerative inflammatory, cardiovascular, liver, gastrointestinal, skin diseases, pain, psychiatric disorders, cachexia, cancer, chemotherapy-induced nausea and vomiting, among many others.” (Source: Pál Pacher and George Kunos, “Modulating the Endocannabinoid System in Human Health and Disease--Successes and Failures,” The FEBS Journal (U.S. National Library of Medicine, May 2013), https://www.ncbi.nlm.nih.gov/pmc/articles/PMC3684164/.). Recently, the federal government legalized hemp production as part of the Farm Bill. If the federal government finalizes methods and protocols for hemp CBD extraction production, the timing of which is unknown, and if and when we have capital to do so, we plan to identify various strains of hemp and obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp and other cannabis for the California medical CBD compound markets.

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There are likely more than 400 different compounds in cannabis, and continuous testing will be needed for recognition of these compounds to be verified. If and when cannabis is federally legal and the FDA approves its use, we are planning to conduct laboratory and clinical studies to identify the expected potential of each compound as well as acquiring the machinery needed to properly extract those compounds to verify if these compounds are able to treat patients suffering from pain and nausea, to stimulate appetite when needed, and to address stress and sleep management. There may or may not be other neurological pathologies that can be treated with these compounds and the benefits may or may not be limited to controlling the symptoms of those diseases. Considerably more research of cannabis compounds is needed to assess the commercial potential, as well as approvals from the FDA of medical applications of cannabis compounds. We will not market, sell or make claims of any of these compounds, or supplements or medicines made from these compounds, unless it becomes clearly legal to do so under federal, state and applicable local law and the FDA lays down a clear path to do so. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

The Company’s planned compound identification and extraction research and development operations, and testing of the Nature-Cide products, are expected to be conducted primarily in outside laboratories contracted by us in the future to validate our research results and claims. Related cultivation and genetic research was conducted in 2015 and early 2016 on the Company’s leased property in an existing 600 square foot indoor cultivation center in Los Angeles County, California, where patients with whom we shared data cultivated controlled quantities of high quality cannabis and harvested and stored it for research and medical use to the extent permitted by California law. The fundamental premises of the operation were (i) to test the Nature-Cide pesticide and insecticide products, and (ii) to produce hemp and other cannabis oils from the plant life cultivated, eventually extract a variety of medicinal compounds from the oil, especially the hemp-based non-THC CBD compounds found in hemp and other types of cannabis, test the efficacy of the supplement prototypes, and eventually produce, market and sell natural supplements containing these compounds. The Company may purchase and utilize additional special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from cannabis may or may not be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. FDA approval will also be required to commercialize CBDs for medical purposes. If we begin to cultivate our own cannabis, there is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and or that the FDA will lay down guidelines to do so.

Distributors

Most of the Company’s revenue is generated through a number of large distributors. Currently, Nature-Cide products are distributed by multiple pest control distributors such as VES/UNI, TSP and Forshaw and deployed to hundreds of pest control companies nationwide.  Nature-Cide products can also be found within the Amazon, Kroger and Walmart marketplaces. You can see some of these customers within our partner network using the following link: https://nature-cide.com/pages/store-locator. We also have begun supplying our products to Rentokil International in various countries such as India, Singapore and Hong Kong.

For the year ended December 31, 2021, our largest distributor, VES/UNI, accounted for approximately 25% of our sales. Our largest two distributors, VES/UNI and TSP accounted for approximately 25% and 20%, respectively of our sales during such time. Our relationship with our distributors is demand driven and the Company is set up within their distribution system as a supplier. There are no contracts in place at this time as the distributors do not require a written agreement. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

Vendors

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 77% of purchases during the year ended December 31, 2021. Specific concentration for the three vendors was Berje with approximately 40%, Actions & Company 23% and K-1 Packaging, Inc. at approximately 14%. The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentration for the two vendors was 34% and 34%.  If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

                Business of Pacific Shore

Pacific Shore is a Delaware corporation which, through its 99% owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2010(hereinafter, “PSH-CA”), is engaged in the business of product development, distribution, and marketing. On December 31, 2012, Pacific Shore, which prior to this date was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the “Business Combination”). The closing of the Business Combination resulted in PSH-CA’s security holders becoming the controlling security holders of Pacific Shore, and PSH-CA becoming a 99% owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, “PSHR”, which we expect will remain inactive for the foreseeable future. Pacific Shore’s Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, Nature-Cide and Malibu-Brands. Our Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

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After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for exterior structures and landscape. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management’s intention is to franchise and or partner with other pest control service companies to offer the services and methods of our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. We also plan to increase its service footprint nationally by acquiring other established pest control service businesses that practice Integrated Pest Management protocols, if we have sufficient capital or financing to do so.

In 2014, as required for sale, we began registering our Nature-Cide products with multiple state Environmental Protection Agency (“EPA”) offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in sixty four ounce one, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature-Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including TSP, VES/UNI and Forshaw. Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn). TSP, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, VES/UNI has approximately 30 distribution centers nationally, and Forshaw has 12 locations nationally.

We are currently selling Thermal-Aid and the Thermal-Aid Zoo online through various web sites including but not limited to FSAStore.com, Walmrt.com and Amazon.

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Thermal-Aid

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid. Thermal-Aid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our Thermal-Aid products in all Kroger chains nationally but there can be no assurance that we will reach such an agreement. Cardinal Health carries inventory of Thermal-Aid products in 22 distribution centers throughout the United States. This is in addition to various “As Seen on TV” stores located around the United States. Thermal-Aid has been seen on the Home Shopping Network and on NBC’s ShopHQ. In addition, we continue to run a Thermal-Aid Zoo infomercial in a national television campaign in the “As Seen on TV” category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line to pharmacists that operate its pharmacy divisions.

Our chairman and founder, Mr. Mills, has licensed two trademarks to the Company on a perpetual royalty free basis that he recently acquired for “Thermal-Aid” and “Nature’s Therapeutic Source.” He also owns two patents related to Thermal-Aid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device and ornamental design for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child’s toy or other configuration. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royalty-free license in perpetuity to utilize and sublicense these trademarks and patents to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSH-CA’s common stock which he subsequently exchanged for shares of our common stock (the “License Agreement”). Mr. Mills has not received any payments to date under this License Agreement. There are no milestones and no royalty rate associated with the License Agreement. The License Agreement was entered into as of January 15, 2010 (the “Effective Date”) and the initial term of the License Agreement was for a period of one year from the Effective Date. Thereafter, the License Agreement automatically renews each year for an additional year unless terminated in writing by either party to the License Agreement at least 30 days prior to the termination of the then current term. During the term, the license is exclusive to the Company. There have been no payments made to date and there are no milestones payments in the License Agreement.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Hyson, d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional private label consumer products under our brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. There are no milestone payments associated with this license agreement. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our Thermal-Aid Headache Relief System.

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Agreement with the Dalmore Group

In March 2021, we entered into an engagement agreement with the Dalmore Group, LLC (“Dalmore”). Pursuant to the agreement, Dalmore is to provide certain services in connection with our Regulation A+ offerings. Prior to this offering we commenced a Regulation A+ offering which we paused on April 22, 2022 and will terminate immediately before effective time of the registration statement of which this prospectus forms a part. Also pursuant to the agreement, we paid Dalmore a fee equal to 100 basis points on the aggregate amount raised by the Company in the Regulation A+ offering and 7% commission on investors that were specifically introduced by Dalmore to the Company. We also paid Dalmore a one-time consulting fee of $20,000 and $5,000 for out-of-pocket expenses. To date we have paid Dalmore no commissions.

Below is a list of the Company’s patents and trademarks as of the date of this prospectus:

Med-X Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
USA	88/218348	THE MARIJUABNA TIMES IC 41	Pending	Trademark
USA	88/218390	M. THE MARIJUANA TIMES (stylized) IC 41	Pending	Trademark
USA	88/243436	MALIBU BRANDS (logo) IC 5	Pending	Trademark
USA	88/243444	MALIBU BRANDS (logo) IC 25	Pending	Trademark
Canada	2931915	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF	Published	Patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent
USA	11,147,266	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Issued	Patent; Expiration date May 31, 2036; Composition of matter and method patent
USA	62/170320	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (provisional)	Expired	Provisional Patent Application
USA	17/502228	SOIL BLENDS CONTAINING AN INSECTICIDE AND METHODS FOR PRODUCTION AND USE THEREOF (non-provisional)	Published	Pending patent application; Anticipated expiration date May 31, 2036; Composition of matter and method patent

Pacific Shore Holdings Patent and Trademark Summary

Country	Official No.	Title	Case Status	Property Type
Australia	1366146	ENERGY-X IC 3	Registered	Trademark
Australia	1366144	BURNER BALM IC 3	Registered	Trademark
Canada	1788556	NATURE-CIDE IC5 (owner: Matthew Mills)	Allowed	Trademark
China	21017818	NATURE-CIDE IC5 (owner: Matthew Mills)	Registered	Trademark
China	7911478	BURNER BALM IC 3	Registered	Trademark
China	1559469	THERMAL AID ZOO (stylized) IC 10	Registered	Trademark
China	15519468	THERMAL AID logo IC 5 & 10	Registered	Trademark
EU	0085884203	PERFORMANCE-X IC 3, 5 & 35	Registered	Trademark
EU	008583932	BURNER BALM IC 3, 5 & 35	Registered	Trademark
EU	008584088	ENERY-X IC 3, 5 &35	Registered	Trademark
Japan	5318604	ENERY-X IC 3	Registered	Trademark
Japan	5329859	BURNER BALM IC 3	Registered	Trademark
Korea	40-855739	ENERY-X IC 3	Registered	Trademark
Korea	40-0855633	BURNER BALM IC 3	Registered	Trademark
New Zealand	825514	BURNER BALM IC 3	Registered	Trademark
New Zealand	825515	ENERGY-X IC 3	Registered	Trademark
Thailand	756974	BURNER BALM IC 3	Registered	Trademark
USA	3753893	BURNER BALM IC 3 & 5	Registered	Trademark
USA	3777982	ENERGY-X IC 3	Registered	Trademark
USA	3628026	NATURE-CIDE IC 5 (owner: Matthew Mills)	Registered	Trademark
USA	3777984	ENERGY-X IC 5 (lip balm)	Registered	Trademark
USA	4444076	ENERGY-X IC 30	Registered	Trademark
USA	3064560	THERMAL AID IC 10 (suppl. Reg.)	Registered	Trademark
USA	4190596	ENERGY X IC 5 (gum)	Registered	Trademark
USA	6074312	THERMAL-AID	Registered	Trademark
USA	7182777	THERMAL DEVICE AND METHOD	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent
USA	7179280	THERMAL DEVICE	Issued	Patent; Expiration date Feb. 9, 2024; Composition of matter patent

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Competition

The sale of insecticides and other products for business and consumer customers, and the sale of cannabis are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. We currently compete or potentially will compete with a number of other companies such as Bayer, Ecolabs, Envincio and Essentra, whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us, and already have well-established brand recognition. We face competition for readers and advertisers for our online news service. Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets such as cannabis cultivators. We face competition from larger well-established cannabis growers and other industry participants that have greater financial and managerial resources, more experience in developing effective growing, branding and marketing techniques, and have greater name recognition than Med-X. Competitors are already researching and developing cannabis compounds for medicinal use, which are offered for sale in gel cap and other forms in legal jurisdictions. In addition, we are faced with formidable challenges in obtaining legal permits to grow and sell cannabis in the State of California. Management believes we can compete effectively, but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Government Regulation

We are  subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on our operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission (FTC) and equivalent state agencies governing advertising and representations made by businesses, (4) laws enforced by the FDA which govern safety and claims made with respect to food and other products consumed by the public, and (5) laws enforced by the Drug Enforcement Agency (“DEA”) relating to possession, consumption, production, transport and sale of controlled substances such as cannabis. Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company. See “Risk Factors - Our business is subject to various government regulations.”

Below is a discussion of the federal and state-level U.S. regulatory regimes in those jurisdictions where we may become involved, through our subsidiaries, in the cannabis industry. The Company anticipates that it may be directly engaged in the manufacture, possession, sale, and distribution of cannabis in the adult-use cannabis marketplace in the State of California.

The United States federal government regulates drugs in large part through the CSA. Marijuana, which is a form of cannabis, is classified as a Schedule I controlled substance. As a Schedule I controlled substance, the DEA considers marijuana to have a high potential for abuse. Three is no currently accepted medical use in treatment in the United States  nor an accepted safety for use of the drug under medical supervision. The federal government classifies cannabis having a THC concentration of  greater than 0.3% as marijuana. Cannabis with a THC concentration below 0.3% is classified as hemp.

The scheduling of marijuana as a Schedule I controlled substance is inconsistent with what we believe to be widely accepted medical and recreational uses for marijuana by physicians, researchers, patients, and consumers. Moreover, as of February 4, 2021 and despite the clear conflict with  federal law, at least 36 states and the District of Columbia have legalized marijuana for medical use, although Mississippi’s medical cannabis legalization measure is under challenge. Fifteen of those states and the District of Columbia have legalized the adult-use of cannabis for recreational purposes, although South Dakota’s adult-use measure is also subject to potential challenge. In November 2020, voters in Arizona, Montana, New Jersey, and South Dakota voted by referendum to legalize marijuana for adult use, and voters in Mississippi and South Dakota voted to legalized marijuana for medical use.

Unlike in Canada, which uniformly regulates the cultivation, distribution, sale, and possession of marijuana at the federal level under its Cannabis Act ,  marijuana is largely regulated at the state level in the United States. Although certain states and territories of the United States authorize medical or adult-use marijuana production and distribution by licensed or registered entities, under the CSA, the possession, use, cultivation, and transfer of marijuana and any related drug paraphernalia is illegal. Although our activities are compliant with the applicable state and local laws in the states in which we plan to operate, strict compliance with state and local laws with respect to cannabis may neither absolve us of liability under United States federal law nor provide a defense to any federal criminal action that may be brought against us.

In 2013, as more and more states began to legalize medical and/or adult-use marijuana, the federal government attempted to provide clarity on the incongruity between federal law and these state-legal regulatory frameworks. Until 2018, the federal government provided guidance to federal agencies and banking institutions through a series of DOJ memoranda. The most notable of this guidance came in the form of a memorandum issued by former U.S. Deputy Attorney General James Cole on August 29, 2013 (the “Cole Memorandum”). The Cole Memorandum offered guidance to federal agencies on how to prioritize civil enforcement, criminal investigations and prosecutions regarding marijuana in all states and quickly set a standard for marijuana-related businesses to comply with. The Cole Memorandum put forth eight prosecution priorities:

1.	Preventing the distribution of marijuana to minors;

2.	Preventing revenue from the sale of marijuana from going to criminal enterprises, gangs and cartels;

3.	Preventing the diversion of marijuana from states where it is legal under state law in some form to other states;

4.	Preventing the state-authorized marijuana activity from being used as a cover or pretext for the trafficking of other illegal drugs or other illegal activity;

5.	Preventing violence and the use of firearms in the cultivation and distribution of marijuana;

6.	Preventing drugged driving and the exacerbation of other adverse public health consequences associated with marijuana use;

7.	Preventing the growing of marijuana on public lands and the attendant public safety and environmental dangers posed by marijuana production on public lands; and

8.	Preventing marijuana possession or use on federal property.

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On January 4, 2018, former U.S. Attorney General Sessions rescinded the Cole Memorandum by issuing a new memorandum to all United States Attorneys (the “Sessions Memo”). Rather than establishing national enforcement priorities particular to marijuana-related crimes in jurisdictions where certain marijuana activity was legal under state law, the Sessions Memo simply rescinded the Cole Memorandum and instructed that “[i]n deciding which marijuana activities to prosecute... with the [DOJ’s] finite resources, prosecutors should follow the well-established principles that govern all federal prosecutions.” Namely, these include the seriousness of the offense, history of criminal activity, deterrent effect of prosecution, the interests of victims, and other principles.”

President Biden’s Attorney General, Merrick Garland, was confirmed by the United States Senate on March 10, 2021. It is not yet known whether the DOJ under President Biden and Attorney General Garland will re-adopt the Cole Memorandum or announce a substantive marijuana enforcement policy. Attorney General Garland indicated at a confirmation hearing before the United States Senate that it did not seem to him to be a useful use of limited resources to pursue prosecutions in states that have legalized and that are regulating the use of marijuana, either medically or otherwise.

Nonetheless, there is no guarantee that state laws legalizing and regulating the sale and use of marijuana will not be repealed or overturned, or that local governmental authorities will not limit the applicability of state laws within their respective jurisdictions. Unless and until the United States Congress amends the CSA with respect to marijuana (and as to the timing or scope of any such potential amendments there can be no assurance), there is a risk that federal authorities may enforce current federal law. Currently, in the absence of uniform federal guidance, as had been established by the Cole Memorandum, enforcement priorities are determined by respective United States Attorneys.

In order to participate in either the medical or recreational sides of the marijuana industry in California and elsewhere, all businesses and employees must obtain badges and licenses from the state and, for businesses, local jurisdictions. California became the first state to allow medicinal cannabis use when voters passed the Compassionate Use Act in 1996. Today, cannabis is legal in California for both medicinal and adult (recreational) use.

Relevant California Statutes

The main statute for cannabis businesses in California is in the Business and Professions Code. It is called the Medicinal and Adult Use Cannabis Regulation and Safety Act (“MAUCRSA”). MAUCRSA sets up a basic framework for licensing, oversight and enforcement related to cannabis businesses.

Relevant California Regulations

The California Department of Cannabis Control makes regulations for cannabis businesses. These regulations specify:

•	License application procedures;
•	Rules for running a cannabis business;
•	What can and cannot be made into a cannabis product, and what ingredients can and cannot be used;
•	Packaging requirements to prevent contamination and to inform consumers about what’s inside;
•	The testing that each product must pass before it can be sold; and
•	Enforcement actions that may be taken if a business is not following the rules.

Equity Ordinances in California

Some cities and counties in California have ordinances for equity programs to help people negatively affected by the federal ”war on drugs” policies from the 1970s and create a more inclusive marketplace. Each ordinance supports equity applicants in different ways, such as:

•	Faster application processes;
•	Assistance during the licensing process;
•	Help with operating your business; and
•	Direct financial support

Laws and regulations affecting the adult-use marijuana industry are constantly changing, which could detrimentally affect our proposed operations. Local, state, and federal adult-use marijuana laws and regulations are broad in scope and subject to evolving interpretations, which could require us to incur substantial costs associated with compliance or alter our business plan. In addition, violations of these laws, or allegations of such violations, could disrupt our business and result in a material adverse effect on our operations. It is also possible that regulations may be enacted in the future that will be directly applicable to our business. These ever-changing regulations could even affect federal tax policies that may make it difficult to claim tax deductions on our returns. We cannot predict the nature of any future laws, regulations, interpretations, or applications, nor can we determine what effect additional governmental regulations or administrative policies and procedures, when and if promulgated, could have on our business.

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In 2014, the United States House of Representatives passed an amendment (the “Rohrabacher-Blumenauer Amendment”) to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds DOJ. The Rohrabacher-Blumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in United States v. McIntosh that the Rohrabacher-Blumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives, which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA. These developments previously were met with a certain amount of optimism in the cannabis industry, but, as of the date of the filing of this registration statement of which this prospectus is a part, (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the Rohrabacher-Blumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond February 18, 2022.

Regulatory Considerations

Pursuant to EPA guidelines, the Company’s currently sold Nature-Cide products are a minimum risk pesticide. Because the EPA has determined that certain “minimum risk pesticides” pose little to no risk to human health or the environment, the EPA has exempted them from the requirement that they be registered under the Federal Insecticide, Fungicide, and Rodenticide Act. Generally, the FDA does not review products that claim to meet the criteria for determining whether a product is exempt from pesticide regulation. Rather, the producer of the product is responsible for evaluating whether the product meets the criteria.

Although the FDA does not require “minimum risk pesticides” to be registered, various states require product label registration. The Company’s Nature-Cite products are registered in the following states: Alabama, Alaska, Arizona, Arkansas, Colorado, Connecticut, Delaware, District of Columbia, Florida, Idaho, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Michigan, Mississippi, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, Tennessee, Utah, Vermont, Virginia, Washington, West Virginia, Wisconsin, and Wyoming.

The Company’s newest formulation of Nature-Cide is not yet regis tered with any states and it is not yet being sold.

The Company believes that its Thermal-Aid product is exempt from FDA requirements. The product is basically used and treated as a heating and cooling pack which is exempt from FDA registration. The Company does not believe that its Malibu Brands product  is subject to FDA registration as it is a homeopathic cream which does not require registration with the FDA. The MJT Network does not produce or sell any products. It is merely an industry publication that features stories focusing on companies who are involved in the cannabis industry. Accordingly, the Company does not believe that the activities of the MJT Network are subject to any government regulation.

Employees

As of July 15, 2022, we had fifteen (15) full-time employees, five of whom are executive officers of Med-X. We plan to actively hire employees at such time as we have sufficient capital or financing to fund the expanded launch of its business plan.

Property

Effective October 15, 2020, Pacific Shore along with Med-X entered into the 1st Amendment to the Lease of 8236 Remmet Avenue Canoga Park, CA 91304 in order to extend the term of the lease for an additional five years, or until October 14, 2025. The facility is approximately 30,000 square feet of which Med-X currently occupies approximately 2,500 square feet of office space. Pacific Shore leases that space from an unaffiliated landlord pursuant to a five-year commercial lease that was renewed for an additional five years in October 2020 in an arms-length transaction (See Note 5 to the financial statements). We pay $23,950.50 a month for rent for this facility. We also occupy a 600 square foot indoor cannabis cultivation research facility in Los Angeles County, California, that we lease from our Mr. Mills at no cost (except for payment of utility costs) on a five-year term. We are not currently cultivating cannabis at the facility. We plan to conduct research and development associated with the cannabis compound identification and extraction operation at this facility at a later time when it is federally legal to do so. Our product development team is currently positioning for hemp cultivation, now that the passage of the federal Farm Bill has recently legalized hemp production in the United States.

Seasonality

Our operations may be materially affected by seasonality for outdoor cultivation operations. Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year. The Company’s planned cannabis and hemp cultivation operations along with sales and operations in general are not expected to be materially affected by seasonality, as we plan to grow, harvest and sell cultivated cannabis on a year-round basis utilizing indoor techniques including greenhouses for a portion of the farming. Our outdoor cannabis production may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, to the extent that our crops are grown outdoors and not in the controlled environmental conditions of greenhouses.

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Credit Facility

On November 27, 2012, PSH entered the Loan Agreement the Note with Crestmark for a $1,500,000 bank loan. The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement the Guaranty was provided by the Guarantor for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH and Crestmark entered into the Security Agreement, providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of December 31, 2021, the amount outstanding under the Loan was $14,642.

Corporate Information

We were formed in February 2014 in Nevada.  Our subsidiaries consist of Pacific Shore Holdings, Inc., a Delaware corporation, and Pacific Shore Holdings, Inc., a California corporation. Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304 and our telephone number is (818) 349-2870. Our website address is www.MEDX-RX.com.   Information contained on, or accessible through, our website is not a part of this prospectus or the registration statement of which it forms a part.

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MANAGEMENT

The following table sets forth the names and ages of all of our directors and executive officers as of the date of this prospectus. Our Board is currently comprised of eight members, who are elected annually to serve for one year or until their successor is duly elected and qualified, or until their earlier resignation or removal. Executive officers serve at the discretion of the Board and are appointed by the Board.

Name	Position	Age	Term of Office

Dr. David E. Toomey	Director and Chief Science Officer	57	Inception to Present (1)

Matthew A. Mills	Chairman of the Board and Chief Executive Officer	57	Inception to Present (1)

Ronald J. Tchorzewski	Director and Chief Financial Officer	72	Inception to Present (1)

Jennifer J. Mills	Director, President and Corporate Secretary	51	Inception to Present (1)

Nick Phillips	Chief Media Officer	39	September 19, 2019 to Present

Dr. Morton I. Hyson(2)	Director	72	April 15, 2015 to Present(1)

Dr. Allan Kurtz(2)	Director	66	April 15, 2015 to Present(1)

Fred Dashiell, Jr. (2)	Director	81	July 1, 2018 to Present(1)

Michael Kuntz(2)	Director	58	October 29, 2021 to Present(1)

Dennis Kemmesat	Director	59	October 29, 2021 to Present(1)

__________

(1)

This person serves in those positions until the person resigns or is removed or replaced by a duly authorized action of the Board or the shareholders. This person has been in the indicated position with the Company since the Company’s inception in February 2014, or since the date indicated, if not since inception.

(2)	This person is an independent director of the Company.

David E. Toomey, D.O., A.C.O.F.P., has served as our Chief Science Officer and a director since our inception. From our inception in February 2014 until October 2021, Dr. Toomey was the Company’s Chief Executive Officer. In October 2021, Dr. Toomey resigned as our Chief Executive Officer and became the Company’s Chief Science Officer. He has been the Executive Vice President and a Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several Fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph’s University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine. We believe that Dr. Toomey is qualified to serve as a member of the Board  because of his background in science and medicine.

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Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014 through October 2021.  In October 2021, he resigned as president and Chief Operating Officer and became our Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore, positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company (“Bidz”). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From 1999 through 2014, Bidz sold over one billion dollars of merchandise. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics. We believe that Mr. Mills is qualified to serve as a member of the Board because of his extensive business background.

Ronald J. Tchorzewski has been one of our Director and our Chief Financial Officer since our inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over 35 years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high-speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master’s degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University. We believe that Mr. Tchorzewski is qualified to serve as a member of our Board because of his background in finance and accounting.

Jennifer J. Mills has been one of our Directors and our Executive Vice President and Corporate Secretary since our inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. In October 2021, she was appointed President of the Company. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services (“SPRS”) in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor’s degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. We believe that Ms. Mills is qualified to serve as a member of our Board because of her accounting background and knowledge of the Company.

Nick Phillips has been our Chief Media Officer since September 19, 2019. In 2010, Mr. Phillips became the Digital Marketing Director of Pacific Shore, and in 2015, our Vice President of Business Development. Before working for Pacific Shore, Mr. Phillips started a boutique digital marketing agency called Bloczone that managed local and corporate business digital marketing efforts. From 2005 to 2009, Mr. Phillips worked in Hollywood at GMT Studios and Raleigh Studios. It was there that he worked on numerous film, television, and commercial productions. Nick holds a bachelor's degree in English from Michigan State University.

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Dr. Allan Kurtz has been one of our directors since April 15, 2015 and a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine.  We believe that Dr. Kurtz is qualified to serve as a member of our Board of because of his background in medicine.

Dr. Morton I. Hyson has been one of our directors since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board Certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979, and was an Intern in Internal Medicine at Sinai Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore. We believe that Dr. Hyson is qualified to serve as a member of our Board of because of his background in medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman Research Instructor in mathematics at the California Institute of Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Michael J Kuntz. has been one of our directors since October 29, 2021.  Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.   For the last 32 years, he has worked exclusively with middle market and start-up growth companies, both as an investment banker and as Chief Financial Officer/Chief Operating Officer. From 1989-1999, he worked at Pacific Growth Equities,  Ferris, Baker Watts and Pennsylvania Merchant Group where he raised over $1.2 billion for companies in the technology, healthcare, medical devices and consumer products industries. From 1999-2005,  he worked on the operational side as CFO/COO for 2 start-up technology companies, CyberAction, a developer of digital collectable cards and Wet Electrics/Cyberaction a developer of video integration software targeted at the theatrical community. In 2000, he founded Cirrus Digital, a broadband deliver company focused on providing internet protocol based cable television services over legacy copper wire infrastructure.  In 2006, he joined ROGO Capital, as Head of Investment Banking.  He received his MBA from the Fuqua School of Business at Duke University and is B.S. in finance. We believe that  Mr. Kuntz is qualified to serve as a member of our Board because of his executive and management experience.

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Dennis Kemmesat has been one of our directors since October 29, 2021.  Mr. Kemmesat founded Frontier Precision in 1988  in Bismarck, ND .  He has been CEO of Frontier Precision for the past 33+ years growing the company from 2 employees to now over 100 employees, with 14 locations throughout the United States.  His company has been Trimble Geospatial’s #1 distributor in the world for the past 4 years with revenues exceeding $60M. Frontier Precision  specialize in all types of measurement technology for the land survey, civil engineering and construction including high precision GPS systems, robotics, UAS/ROVs and other unmanned systems. We believe that Mr. Kemmesat is qualified to serve as a member of our Board because of his executive and management experience.

Family Relationships and Other Arrangements

Jennifer Mills, our President and Corporate Secretary, is the spouse of Matthew Mills, our Chairman and Chief Executive Officer.

Other than as set forth above, there are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, except as set forth below, none of our directors, executive officers (including those of our subsidiaries), promoters or control persons have:

•	had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

•

been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Settlement Agreement with the California Department of Business Oversight

In May 2017, the Company was verbally informed DBO that a former employee of the Company, Arthur Avanesov , had been the subject of the Order. ). We had no knowledge of Mr. Avanesov’s Order when we hired him on April 1, 2015. Thus, the Company did not have knowledge of Mr. Avanesov’s past hearing decision or Final Order.

                Initially, the DBO requested that we consent to an order covering the omission of Mr. Avanesov’s Order in our disclosure documents. We declined because we did not believe it was legally required (he was not an officer or director), we were unaware of the Order, and we could demonstrate reasonable care in conducting our due diligence of Mr. Avanesov.  We also refused to consent to any adverse order by the DBO because we did not want to risk triggering SEC disqualification from the exemptions under Regulation A+ or Regulation D for being deemed a “bad actor” pursuant to Rules 262 and 506 under these Regulations.

                The Company and the DBO continued to discuss the merits of the matter. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain given the facts we had presented. No formal case or complaint was ever filed. Instead, on September 4, 2017, a voluntary Settlement Agreement was entered into by the Company, its officers and directors and the DBO, avoiding any order being issued by the DBO.  In the Settlement Agreement, the Company agreed not to violate Section 25401 of the California Corporations Code, which governs disclosures in selling securities within California. This Settlement Agreement became effective on September 6, 2017 when it was signed by the DBO Commissioner.  The Company terminated Mr. Avanesov’s employment on June 3, 2017.

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Administrative Order and Settlement with State Securities Commissions

In July 2011, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist against Pacific Shore and our President, Mr. Mills. The Summary Order directed respondents to cease from making telephone solicitations to persons with whom they did not have a pre-existing business relationship. We achieved a settlement with the Pennsylvania Securities Commission which resulted in the Summary Order being rescinded on November 22, 2011.

On August 7, 2013, the California Department of Business Oversight issued the “DBO Order against Pacific Shore and Mr. Mills. The DBO Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship. Respondents believe that this DBO Order stems from the same facts as the Pennsylvania Summary Order that was rescinded. The DBO Order stated that the respondents were to desist and refrain from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In October 2013, Pacific Shore commenced a private placement of common stock in compliance with Rule 506(c) of Regulation D of the Securities Act, which is exempt from qualification in California and permits general solicitation.

 Board Leadership Structure and Role in Risk Oversight

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles and does not expect the Chairman to organize those functions. Our primary rationale for separating the positions of Chairman and CEO is the recognition of the time commitments and activities required to function effectively as the Chairman and as the CEO of a company with a relatively flat management structure. The separation of roles has permitted the Board to recruit senior executives into the CEO position with skills and experience that meet the Board’s planning for the position, some of which such individuals may not have extensive public company board experience.

The Board has three standing committees: Audit, Compensation and Corporate Governance/Nominating. The membership of each of the committees of the Board is comprised of independent directors, with each of the committees having a chairman, each of whom is an independent director. The charter of each committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for ensuring that the risk management processes designed and implemented by management will be effective.

The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Each quarter, the Board will receive presentations from senior management on matters involving our key areas of operations.

Director Independence

 Our Board currently consists of eight directors. Dr. Hyson, Dr. Kurtz and Fred Dashiell, Jr., Michael Kuntz and Dennis Kemmesat are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our Board in the future, to serve on our planned committees.

Audit Committee

Effective October 29, 2021, we have a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as our independent auditors, setting the compensation for our independent auditors, overseeing the work done by our independent auditors and terminating our independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of our independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by our independent auditors, (iv) reviewing with management and our independent auditors our annual audited financial statements and our quarterly reports prior to filing such reports with the SEC including the results of our independent auditors’ review of our quarterly financial statements, and (v) reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements. The charter of the Audit Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

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The Audit Committee consists of three members: the chairman and financial expert of the Audit Committee and two independent directors. Under the applicable rules and regulations of Nasdaq, each member of must be considered independent in accordance with Nasdaq Listing Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that each of the members is “independent” as that term is defined under applicable Nasdaq and SEC rules.

Compensation Committee

Effective October 29, 2021, we have a separately-designated compensation committee (the “Compensation Committee”). The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation of our directors and executive officers. The Compensation Committee has responsibility for, among other things, (i) recommending to the Board for approval the overall compensation philosophy for our company and periodically reviewing the overall compensation philosophy for all employees to ensure it is appropriate and does not incentivize unnecessary and excessive risk taking, (ii) reviewing annually and making recommendations to the Board for approval, as necessary or appropriate, with respect to our compensation plans, (iii) based on an annual review, determining and approving, or at the discretion of the Compensation Committee, recommending to the Board for determination and approval, the compensation and other terms of employment of each of our officers, (iv) reviewing and making recommendations to the Board with respect to the compensation of directors, (v) overseeing our regulatory compliance with respect to compensation matters, (vi) reviewing and discussing with management, prior to the filing of our annual proxy statement or annual report on Form 10-K, our disclosure relating to executive compensation. The Compensation Committee has the power to form one or more subcommittees, each of which may take such actions as may be delegated by the Compensation Committee.

The charter of the Compensation Committee will grant the Compensation Committee authority to select, retain, compensate, oversee and terminate any compensation consultant to be used to assist in the evaluation of director, chief executive officer, officer and our other compensation and benefit plans and to approve the compensation consultant’s fees and other retention terms. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any internal or external legal, accounting or other advisors and consultants retained by the Compensation Committee. The Compensation Committee may also select or retain advice and assistance from an internal or external legal, accounting or other advisor as the Compensation Committee determines to be necessary or advisable in connection with the discharge of its duties and responsibilities and will have the direct responsibility to appoint, compensate and oversee any such advisor.  The charter of the Compensation Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

The Compensation Committee consists of two independent members. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5602(a)(2) and applicable SEC rules.

Corporate Governance/Nominating Committee

Effective October 29, 2021 we have, a  corporate governance/nominating committee (the “Governance/Nominating Committee”), which has responsibility for assisting the Board in, among other things, (i) effecting Board organization, membership and function, including identifying qualified board nominees, (ii) effecting the organization, membership and function of the committees of the Board, including the composition of the committees of the Board and recommending qualified candidates for the committees of the Board, (iii) evaluating and providing successor planning for the chief executive officer and our other executive officers, (iv) identifying and evaluating candidates for director in accordance with certain general and specific criteria, (v) developing and recommending to the Board Corporate Governance Guidelines and any changes thereto, setting forth the corporate governance principles applicable to us, and overseeing compliance with the our Corporate Governance Guidelines, and (vi) reviewing potential conflicts of interest involving directors and determining whether such directors may vote on issues as to which there may be a conflict. The Governance/Nominating Committee is responsible for identifying and evaluating candidates for director. Potential nominees are identified by the Board based on the criteria, skills and qualifications that are deemed appropriate by the Governance/Nominating Committee. The Governance/Nominating Committee believes that candidates for director should have certain minimum qualifications, including high character and integrity, an inquiring mind and vision, willingness to ask hard questions, ability to work well with others, freedom from conflicts of interest, willingness to devote sufficient time to the Company’s affairs, diligence in fulfilling his or her responsibilities and the capacity and desire to represent the best interests of the Company and our stockholders as a whole and not primarily a special interest group or constituency. While our nominating criteria does not prescribe specific diversity standards, the Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, difference in viewpoints and skills, and personal qualities that will result in a well-rounded Board. The charter of the Governance/Nominating Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

The Governance/Nominating Committee consists of two members: Dennis Kemmesat (chairperson of the committee) and Michael Kuntz. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5605(a)(2) and applicable SEC rules.

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Code of Business Conduct and Ethics

As of the effective date of the registration statement this prospectus forms a part of, we will have adopted a formal Code of Business Conduct and Ethics applicable to all Board members, officers and employees. Our Code of Business Conduct and Ethics will be found on our website medx-rx.com. We intend to disclose any future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

                During the Company’s fiscal years ended December 31, 2021 and 2020, we paid the following aggregate salaries to their current executive officers:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)	Stock Awards ($)	Total ($)

Dr. David Toomey,	2021	120,000				120,000
Chief Science Officer	2020	75,000			-	75,000

Matthew A. Mills,	2021	383,281				383,281
Chief Executive Officer	2020	211,552	46,010	-	-	257,562

Ronald J. Tchorzewski	2021	251,239				251,239
Chief Financial Officer	2020	166,223	-	-	-	166,233

Jennifer J. Mills,	2021	185,933				185,933
President and Corporate Security	2020	164,991	9,998		-	174,989

Nick Phillips	2021	165,724				165,724
Chief Media Officer	2020	129,583		-	-	129,583

___________

1.

Commencing in March 2020, the executive officers of the Company voluntarily accepted an aggregate reduction of total salaries equal to 48% of the aggregate salaries paid in 2019. These reductions were implemented to improve the financial condition of the Company to enable it to better operate during the COVID-19 pandemic. The figures in the above table include compensation paid in 2021 and 2020 and therefore reflect the salary reductions made in 2021 and 2020. The Company anticipates returning to pre COVID-19 salary levels in the future.

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Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We do not plan to enter into any employment agreements with our executive officers or other employees prior to the effectiveness of the registration statement of which this prospectus is a part; however, we may enter into employment agreements with them in the future.

Stock Option Plan

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The Plan allows the Company to offer an option or a share purchase right to an employee, director, consultant or a member of the Board. Under the Plan, the maximum number of shares that may be issued will not exceed 10,000,000. The term of the option will not exceed 10 years from the date of grant. As of December 31, 2021, there are a total of 495,625 post-split stock options outstanding. The exercise post-split price of the stock options is $4.80 per share for post-split 335,000 of them, $5.28 per share for post-split 125,000 and $6.40 per share for post-split 35,625 of them. During 2018 the Company granted 6,250 stock options to Fred Dashiell, Jr., a recently appointed member of the Board. These options vested post-split 1,563 options during each of 2019, 2020 and 2021.

The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period:

(1) Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2) Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3) Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4) Fair value of the ordinary shares - When estimating the fair value of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the total outstanding equity awards as of December 31, 2021, for each Named Executive Officer:

Option awards
Named Executive Officers	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
Dr. David Toomey	500,000	$0.60	5/1/2026

Ronald Tchorzewski	500,000	$0.60	5/1/2026

Matthew Mills	500,000	$0.66	5/1/2026

Jennifer Mills	500,000	$0.66	5/1/2026

Nick Phillips	400,000	$0.60	5/1/2026

The following is a summary of the Company’s stock option activity for the year ended December 31, 2021:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(A))
Equity Compensation Plans approved by stockholders	3,965,000		$0.63	3,965,000
Equity Compensation Plans not approved by stockholders	—		—	—
Total		$

Director Compensation

We currently do not pay our directors any compensation for their services as Board members. Upon completion of this offering, we plan to pay our non-employee directors $100 per Board meeting attended in person or telephonically. In addition, we plan to compensate members of the Board committees as follows:  (i) each member of the audit committee will receive $100 per meeting, (ii) each member of the compensation committee will receive $100 per meeting and (iii) each member of the compensation and governance committee will receive $100 per meeting.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies for Approval of Related Party Transactions

Our Board reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

As of the date of this prospectus, we do not have a formal policy regarding approval of transactions with related parties. Upon effectiveness of this offering, we expect to adopt a related party transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related party transactions. The policy will become effective immediately upon the consummation of this offering. For purposes of our policy only, a related party transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related party are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or one percent of our total assets at year-end for our last two completed fiscal years. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related party is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons

Under the policy, if a transaction has been identified as a related party transaction, including any transaction that was not a related party transaction when originally consummated or any transaction that was not initially identified as a related party transaction prior to consummation, our management must present information regarding the related party transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our Board, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related parties, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our code of conduct, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related party transactions, our audit committee, or other independent body of our Board, will take into account the relevant available facts and circumstances including, but not limited to:

•	the risks, costs and benefits to us;
•	the impact on a director’s independence in the event that the related party is a director, immediate family member of a director or an entity with which a director is affiliated;
•	the availability of other sources for comparable services or products; and
•	the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related party transaction, our audit committee, or other independent body of our Board, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our Board, determines in the good faith exercise of its discretion, provided that such transaction will only be approved if such transaction is on terms that are no less favorable then could be obtained from an unrelated third party.

Related Party Transactions

On April 18, 2018, Mr. Mills, in connection with the Merger of PSH and Med-X, exchanged post-split 6,020,519 of his shares of the Company’s common stock for shares of our Series A Preferred Stock.

Mr. Mills received an advance from the Company in the amount of $57,711 which, as of December 31, 2021, was repaid from the proceeds of additional sales of shares of the Company’s common stock by Mr. Mills.

The Company leases and shares office space with Pacific Shore on a five-year lease basis for our executive offices. The Company also has a five-year lease at no cost, except payment of utility costs, for a 600 square foot cannabis research and cultivation center. The building is owned by our Chief Executive Officer, and the cultivation center and related equipment are owned by the Company.

The Company has been granted a license in perpetuity for the existing patents and trademarks held by Mr. Mills, our chairman. Additionally, one of our directors, Dr. Hyson, has granted us an exclusive license for his patents for Thermal-Aid and Malibu Brands Pain Relief Cream. Dr. Hyson receives a 5% royalty for product sales related to his patented and related products. Since inception through July 15, 2022, Dr. Hyson has received a cumulative total of $16,426.

Mark J. Richardson, the Company’s special counsel, is a partner of Richardson & Associates, which performs legal services for Med-X as outside SEC legal counsel. Mr. Richardson owns 625,000 shares of our outstanding common stock on a post-split basis.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of  July 15, 2022 and as adjusted to reflect the sale of shares of our common stock offered in this Offering, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 17,909,289 post-split shares of common stock outstanding as of July 15, 2022, plus the voting power of the outstanding Series A Preferred Stock owned by our Chairman, and Chief Executive Officer as of July 15, 2022. The numbers in this chart give effect to the reverse stock split as if the split was effectuated prior to July 15, 2022. Unless otherwise noted below, the address of each person listed on the table is c/o Med-X, Inc., 8236 Remmet Avenue, Canoga Park, California 91304.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Series A Preferred Stock		Percentage Prior to the Offering(2)		Percentage After the Offering
Matthew Mills, Chairman, and Chief Executive Officer	20,346,532	(2)(4)	1,250	(2)	55.7%
Ronald Tchorzewski, Chief Financial Officer and Director	687,500	(5)			1.9%
Jennifer Mills, President, Corporate Secretary and Director	(3	)(4)			(3	)(4)
Dr. David Toomey, Chief Science Officer	564,524	(6)			1.5%
Nick Phillips, Chief Media Officer (10)	*				*
Dr. Allan Kurtz, Director (7)	*				*
Dr. Morton I. Hyson, Director (8)	*				*
Fred Dashiell, Jr., Director (9)	*				*
Michael Kuntz, Director (11)	*				*
Dennis Kemmesat., Director (11)					*
	*
All directors and executive officers as a group (ten persons)	21,913,244				60.0%

________

*Indicates beneficial ownership of less than 1%.

(1) Assumes                 shares of our common stock are issued pursuant to this offering, based on the assumed public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2) Reflects 1,250 post-split shares of Series A Preferred Stock owned by Matthew Mills conferring on him the right to vote 51% of the total outstanding shareholder voting power, plus 20,346,532 post-split shares of outstanding voting common stock owned by him before this offering. These shares are owned jointly with Jennifer Mills, the wife of Matthew Mills, under applicable community property laws.

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(3) Jennifer Mills is the wife of Matthew Mills and may be deemed to be a beneficial owner of the post-split shares of our common stock owned by him.

(4) Includes vested stock options to purchase up to 62,500 post-split shares of the Company’s common stock at an exercise price of $5.28 per share, exercisable until May 2, 2026.

(5) Includes vested stock options to purchase up to 62,500 post-split shares of the Company’s common stock at an exercise price of $4.80 per share, exercisable until May 2, 2026.

(6) Includes vested stock options to purchase up to 62,500 post-split of the Company’s common stock at an exercise price of $4.80 per share, exercisable until May 2, 2026.

(7) Includes vested stock options to purchase up to 6,250 post-split, shares of the Company’s common stock at an exercise price of $4.80 per share, exercisable until May 2, 2026.

(8) Includes vested stock options to purchase up to 3,750 post-split shares of the Company’s common stock at an exercise price of $4.80 per share, exercisable until May 2, 2026. Does not include an additional post-split 2,500 options that were granted to purchase the Company’s common stock at an exercise price of $6.40 per share in October 2021, which have not yet vested. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until October 30, 2031.

(9) Mr. Dashiell was granted 6,250 post-split options to purchase the Company’s common stock at an exercise price of $4.80 per share in July 2018 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until June 30, 2028. Does include vested stock options to purchase up to 4,688 post-split shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026

(10) Includes vested stock options to purchase up to 50,000 post-split shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(11) Mr. Kuntz and Mr. Kemmesat were granted 6,250 post-split options to purchase the Company’s common stock at an exercise price of $6.40 per share in October 2021 when they accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until October 30, 2031.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our articles of incorporation and bylaws.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which approximately 17,909,289 post-split shares are issued and outstanding as of July 15, 2022. Our authorized capital stock also includes 10,000,000 shares of Series A Preferred Stock, par value $0.001, 1,250 of which are post-split issued and outstanding as Series A Preferred Stock, effective April 16, 2018, issued to Matthew Mills, our Chairman and President, in connection with the closing of the Merger. See “Capitalization.” Under Nevada law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Currently, Matthew Mills, our Chairman and Chief Executive Officer, has 51% voting power over all matters subject to a vote of the shareholders of the Company, including without limitation the election of directors, by virtue of his ownership of 1,250 post-split shares of Series A (super voting) Preferred Stock of Med-X, Inc. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board. We currently have 1,250 post-split shares of Series A Preferred Stock outstanding, held by our Chairman and President, effectively conferring on Mr. Mills 51% voting control over all matters subject to a shareholder vote, including the election of directors, but de minimus economic rights (i.e. no conversion rights, no dividend rights and virtually no liquidation preferences).

The rights, preferences and privileges that could be associated with such undesignated and unissued Preferred Stock could include dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting, or the designation of, any or all of which may be greater than the rights of common stock. Accordingly, the issuance of such Series A Preferred Stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon our liquidation. In that regard, the presence of such rights, preferences and privileges in the Series A Preferred Stock could tend to make it less likely that dividends would be declared and paid on common stock. The issuance of Series A Preferred Stock could also have the effect of delaying, deferring or preventing a change of control of the company or other corporate actions.

Series A Preferred Stock

On January 8, 2019, the Company filed a Certificate of Designation with the Secretary of State of the State of Nevada designating the rights of the Series A Preferred Stock.  The Series A Preferred Stock does not entitle the holders to receive any dividends paid on the Company’s common stock and the holders of the Series A Preferred stock do not have any liquidation preferences.  The holders of the Series A Preferred Stock voting separately as a class have the right to vote at an amount equal to 51% of the total vote with respect to any matter submitted for a vote of the shareholders of the Company. Such vote shall be determined by the holder(s) of a majority of the then issued and outstanding shares of Series A Preferred Stock. While Series A Preferred Stock is outstanding, the Company cannot amend the Articles to diminish the Series A holder’s rights, reclassify such stock, or designate another series of preferred stock that would diminish the Series A holder’s position without the approval of at least 66 2/3% of such Series A holders. The  Company cannot amend the Certificate of Designations (beyond administrative/technical changes having no effect on the Series A holders’ rights) without approval of at least 66 2/3% of Series A holders.

Amendment of Certificate of Incorporation and Bylaws

Under the Nevada law, a corporation’s certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Nevada law, our bylaws give our Board the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

Stock Options

As of   March 31, 2022, there were stock options outstanding to purchase 495,625 post-split  shares of common stock pursuant to the Company’s 2016 Stock Incentive Plan.

Registration Rights

Pursuant to the Registration Rights Agreement between us, GEM and GYBL , no later than the Filing Deadline, we are obligated to file a registration statement with the SEC to register the shares of common stock issuable pursuant to the SPA. Pursuant  to the Registration Rights Agreement, we are obligated to have the registration statement declared effective by the SEC on the earlier of (A) the 60th calendar day after the earlier of (1) the Filing Deadline and (2) the date on which the registration statement is filed with the SEC and (B) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed.

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Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our Articles of Incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by law. We believe that indemnification under our Articles of Incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our Articles of Incorporation also permit us to secure insurance on behalf of any officer, director, employee for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our Articles of Incorporation. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is currently no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

Reverse Stock Split

On May 31, 2022, the Board approved a 1-for-8 reverse stock split of our outstanding common stock .   The Company will implement the reverse stock split immediately following the effective time of the registration statement of which this prospectus forms a part, but prior to the listing of our common stock on Nasdaq and the closing of this offering. The ratio of the reverse split was arrived at in order to achieve a valuation that the Company and the underwriter believed would be acceptable to potential investors. We intend to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our common stock on Nasdaq, however we cannot guarantee that such reverse stock split will occur within the range stated above, that such reverse stock split will be necessary or will occur in connection with the listing of our common stock on Nasdaq, or that Nasdaq will approve our initial listing application for our common stock upon such reverse stock split.

The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock at a 1-for-8 ratio to occur immediately following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

Exchange Listing

We have applied to list our common stock on Nasdaq under the symbol “MXRX”. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our common Nasdaq. We will not consummate this offering unless our common stock will be listed on Nasdaq.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be V-Stock Transfer, Inc. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the completion of this offering,                        shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell his securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 250,000 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of the date of this prospectus; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, our officers and directors have signed lock-up agreements which prevent them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days , from the closing of this offering without the prior written consent of the Representative. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to the lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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UNDERWRITING

We are offering the shares described in this prospectus through EF Hutton, division of Benchmark Investments, LLC, who is acting as the representative of the underwriters of this offering. The underwriting agreement that we intend to enter into with the Representative (the “Underwriting Agreement”) will provide that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters will agree to buy, subject to the terms of the Underwriting Agreement, the number of shares of common stock listed opposite their names below. Pursuant to the Underwriting Agreement, the underwriters will be committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
EF Hutton, division of Benchmark Investments, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by the Company, other than those covered by the over-allotment option to purchase additional shares described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, the Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the Underwriting Agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in certain marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have been advised by the Representative that the underwriters intend to make a market in our shares of common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

Over-Allotment Option

We have granted to the Representative an over-allotment option. This option, which is exercisable for up to 45 days from the date of this prospectus, permits the Representative to purchase up to an additional     shares of common stock (fifteen (15%) of the share of common stock sold in this offering) at the public offering price listed on the cover page of this prospectus, less the underwriting discount. The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. If the Representative exercises the option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the prior table.

Discount, Commissions and Expenses

        The Representative has advised us that the underwriters propose to offer the shares to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $     per share of which up to $   per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representative.

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The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the Representative of its overallotment option.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions (7.5%)
Nonaccountable expense allowance (0.9%)
Proceeds, before expenses, to Med-X, Inc.

We have paid an expense deposit of $50,000 to (or on behalf of) the Representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to pay the following expenses of the underwriters relating to the offering: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (b) all filing fees and communication expenses associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters, including the reasonable fees and expenses of the underwriters’ blue sky counsel; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones not to exceed $5,000; (f) the fees and expenses of the Representatives’ legal counsel incurred in connection with this offering in an amount up to $150,000; and (g) up to $20,000 of the Representative’s actual accountable road show expenses for the offering.

We have also agreed to pay the Representative a non-accountable expense allowance equal to nine-tenths percent (0.9%) of the gross proceeds received from the sale of shares of common stock. The non-accountable expense allowance will be paid through a deduction from the net proceeds of the offering.

 We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $               .

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Pricing of the Offering

               Prior to this offering, there has been no established public market for our common stock. The initial public offering price was determined by negotiations among us and the Representative. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of our common stock were:

•	the information included in this prospectus and otherwise available to the Representative;

•	our historical performance;

•	estimates of our business potential and our earnings prospect;

•	an assessment of our management; and

•	the consideration of the above factors in relation to market valuation of companies in related businesses.

               An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

               We have applied to list our shares of common stock on Nasdaq under the symbol “MXRX”.  We will not proceed with this offering in the event our common stock is not approved for listing. In order to meet one of the requirements for listing the common stock, the underwriters will undertake to sell to a minimum of 300 round lot stockholders.

Tail Financing

We have granted the Representative the right, for a period of twelve (12) months after the termination of the Representative’s engagement with us,  to receive a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company in connection with any public or private financing or capital raise, provided that such transaction is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until                          (twelve (12) months after the closing date of this offering), the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity debt offering, including all equity linked financings, on terms customary to the Representative.  The Representative will have the sole right to determine whether or not any other broker dealer will have the right to participate in such offering and the economic terms of such participation.  The Company will not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in connection with such transactions without the written consent of the Representative. The right of first refusal may be terminated by the Company for “cause” as defined in the Underwriting Agreement.

Lock-Up Agreements

Other than with respect to certain issuances, without the prior consent of the underwriter we, our officers and directors and any other holder(s) of our outstanding shares of common stock as of the date of this prospectus (including holders of securities exercisable for or convertible into shares of our common stock), will not, for a period of 180 days after the date of offering, other than with respect to the offering:

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company;

(ii)

file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company;

(iii)	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

(iv)

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares, without the prior written consent of the Representative.

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Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

               In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

               Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

               Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

               Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may, in the future, provide investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they may receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

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France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ—$$—Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

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Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

58

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

59

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York. The underwriter is represented by Sullivan & Worcester LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2021 and 2020 and for each of the two years in the periods ended December 31, 2021 and 2020 included in this prospectus have been audited by Prager Metis CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You may retrieve any of our filings with the SEC by visiting the website maintained by the SEC at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 8236 Remmet Avenue, Canoga Park, California 91304, (818) 349-2870.

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may retrieve any of our filings with the SEC by visiting the website maintained by the SEC at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at 8236 Remmet Avenue, Canoga Park, California 91304, (818) 349-2870.

60

MED-X, INC.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2022 AND MARCH 31, 2021

MED-X, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

	March 31, 2022	December 31, 2021
ASSETS
Current Assets
Cash and equivalents	$662,161	$1,367,366
Trade receivables	136,130	28,616
Inventory	1,087,382	1,020,186
Prepaid expenses and other current assets	385,222	237,781
Total Current Assets	2,270,895	2,653,949

Property and Equipment, Net	256,156	89,461
Right of use asset, net	1,000,441	1,064,042
Trademark, net	8,732	8,732
TOTAL ASSETS	$3,536,224	$3,816,184

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$402,680	$457,080
Debt, current portion	129,917	30,927
Lease liability, current portion	238,627	225,763
Total Current Liabilities	771,224	713,770

Lease liability, net of current portion	853,685	919,372
Debt, net of current portion	122,229	29,032
Total Liabilities	1,747,138	1,662,174

Stockholders' Equity
Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding, $0.001 par value	-	-
Common stock: $0.001 par value; 300,000,000 shares authorized. 139,423,312 and 137,224,433 shares issued and outstanding as of March 31, 2022 and December 31, 2021, respectively	139,423	137,224
Additional paid in capital	20,136,206	19,082,132
Accumulated deficit	(18,486,543)	(17,065,346)
Total Stockholders' Equity	1,789,086	2,154,010

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,536,224	$3,816,184

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-1

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(UNAUDITED)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021

Sales	$394,200	$183,534
Cost of Goods Sold	288,647	146,598
Gross Profit	105,553	36,936

Operating Expenses

Selling & Marketing	544,082	168,438
Personnel & Professional Services	617,158	568,876
General and Administrative	364,915	202,422
Total Operating Expenses	1,526,155	939,736

(Loss) from Operations	(1,420,602)	(902,800)

Other Income/(Expense)
Gain on sale of assets	-	14,605
Interest expense	(595)	(210)
Total Other Income (Expense)	(595)	14,395

(Loss) Before Income Taxes	(1,421,197)	(888,405)

Net (Loss)	$(1,421,197)	$(888,405)

Net (Loss) per Share - basic and diluted	$(0.01)	$(0.01)

Weighted Average Shares Outstanding – basic and diluted	138,384,617	121,264,493

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-2

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2021	137,224,433	$137,224	$19,082,132	$(17,065,346)	$2,154,010
Shares issued for cash (net of offering costs)	2,198,879	2,199	1,036,167	-	1,038,366
Shares repurchased	(24,541)	(24)	(3,657)	-	(3,681)
Resale of purchased shares	24,541	24	19,609		19,633
Stock Option Non-Cash Compensation	-	-	1,955	-	1,955
Net Loss				(1,421,197)	(1,421,197)

Balance at March 31, 2022	139,423,312	$139,423	$20,136,206	$(18,486,543)	$1,789,086

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2020	120,280,140	120,280	12,970,845	(12,157,914)	933,211
Shares issued for cash (net of offering costs)	1,326,205	1,326	627,640	-	628,966
Consulting services for equity raise	780,167	780	116,245		117,025
Shares repurchased	(58,322)	(58)	(8,690)	-	(8,748)
Resale of purchased shares	58,322	58	46,599		46,657
Net Loss				(888,405)	(888,405)

Balance at March 31, 2021	122,386,512	$122,386	$13,752,639	$(13,046,319)	$828,706

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-3

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Three Months Ended March 31, 2022	Three Months Ended March 31, 2021

Cash flows (used in) operating activities:
Net (loss)	$(1,421,197)	$(888,405)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Stock issued for consulting services	-	117,025
Stock option expense	1,955	-
Depreciation and amortization	6,993	13,920
Non cash operating lease	10,779	15,268
(Gain) on disposal of property and equipment		(14,605)
Changes in operating assets and liabilities:
Trade receivables	(107,514)	77,560
Prepaid expenses and other current assets	(147,441)	(68,953)
Inventory	(67,196)	(44,458)
Accounts payable and accrued liabilities	(54,409)	(24,943)
Net cash (used in) operating activities	(1,778,030)	(817,591)

Cash flows from investing activities:
Proceeds from sale of property and equipment	-	36,000
Cash payments for the purchase of property	(58,398)	(36,000)
Net cash (used in) investing activities	(58,398)	-

Cash flows from financing activities:
Common stock issued for cash net of offering costs	1,057,999	675,623
Payments for repurchased shares	(3,681)	(8,748)
Principal payments on debt	(4,730)	(2,015)
Borrowing (repayment) of promissory note	81,635	(35,018)
Net cash provided by financing activities	1,131,223	629,842

Net (decrease) increase in cash and equivalents	(705,205)	(187,749)
Cash and equivalents at beginning of year	1,367,366	752,823
Cash and equivalents at end of year	$662,161	$565,074

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income Tax	$-	$-
Purchase of property under financing agreement	$115,290	$38,754

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-4

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in product development, distribution, and marketing.  In April 2018, the Company through a merger acquired Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”).

The Company and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the US, with international capability. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. Med-X also plans to cultivate custom-bred Cannabis primarily for sale for medicinal use to treat aliments or their symptoms such as pain, sleep deprivation, appetite disorders, and neurological conditions. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost effective pharmacy automation system for the pharmaceutical and cannabis industries.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the condensed consolidated financial statements.  The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.

Basis of Presentation

The accompanying unaudited condensed consolidated financial statements have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for interim financial information, including the instructions to form 10-Q and rule 10-01 of regulation S-X. accordingly, certain information and note disclosures normally required in complete financial statements prepared in conformity with accounting principles generally accepted in the United States (“GAAP”) have been condensed or omitted. in the company’s opinion, these condensed consolidated financial statements include all adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods presented. however, the results of operations for interim periods may not be indicative of the results that may be expected for a full year. These condensed consolidated financial statements should be read in conjunction with the condensed consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 1-K for the fiscal year ended December 31, 2021 (the “Annual Report”). There were no material changes in significant accounting policies from those described in the Annual Report.

F-5

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Summary of Significant Accounting Policies (continued)

Principles of Consolidation

The unaudited condensed consolidated financial statements include the accounts of Med-X Inc., and its 100% controlled subsidiary, Pacific Shore Holdings, Inc. All significant intercompany balances and transactions have been eliminated.

Year End

The Company has selected December 31 as its year end.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The Company’s actual results may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

Through the quarters ended March 31, 2022 and 2021, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website and eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners; and upon shipment and/or delivery of the purchased products to the customer, with respect to sales processed online, or shipment of the product for sales made to distributors or direct to end user.  Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case-by-case basis and generally will issue replacement product in the limited cases of product returns.  Returns by distributors or direct to end user customers are also reviewed on a case-by-case basis for product replacement if the Company determines it is warranted.  The Company has no policy requiring cash refunds.  Revenue also includes immaterial advertising sales from our online media platform.

F-6

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Summary of Significant Accounting Policies (continued)

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per unit basis.

Segment Reporting

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer.  The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location.  The Company derives immaterial revenue from advertising sales from our online media platform "MJT Network®".

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of any such investments approximate fair value. The Company had $662,161 and $1,367,366 in cash only at March 31, 2022 and December 31, 2021, respectively.

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of March 31, 2022 and December 31, 2021, the Company had $293,484 and $ 1,067,154 in excess of the FDIC insured limit, respectively.

Inventory

Inventory consists of both raw materials and finished goods. As of March 31, 2022 inventory consisted of $489,110 in raw materials and $676,969 in finished goods which are valued at using the weighted average cost method compared to $518,962 in raw materials and $500,865 in finished goods as of December 31, 2021.

Property and Equipment

At March 31, 2022 and December 31, 2021, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost.  The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term
Capital Leases – Vehicle	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

F-7

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Summary of Significant Accounting Policies (continued)

Accounts Receivable

All accounts receivable is trade related. The Company’s management has established an allowance for bad debt based upon accounts receivable that are more than one year past due.  There were no additions to the Company’s allowance for doubtful accounts at March 31, 2022, as any adjustments were considered immaterial.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management’s best estimate of collection.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. stock-based compensation is included in general and administrative expenses in our condensed consolidated statements of operations. Stock based compensation for three months ended March 31, 2022 and 2021 was $1,955 and $0, respectively.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value (“FV”). The Company did not record any impairment to long-lived assets as of March 31, 2022 or December 31, 2021.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

F-8

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 2 - Summary of Significant Accounting Policies (continued)

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the condensed consolidated financial statements are computed in accordance ASC 260- 10 "earnings per share", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the three months ended March 31, 2022 and 2021 there were 3,948,888 and 3,936,388 potentially dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. the company is currently evaluating the impact this standard will have on its condensed consolidated financial statements.

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) — “Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)”, to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. the company is does not believe this standard will have a material impact on its condensed consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

F-9

MED-X, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 3 – SEGMENTS AND DISAGGREGATED REVENUE

The Company is primarily engaged in the business of product development, distribution, and marketing.  Our products are developed and offered under three separate brand names: (1) An all-natural, eco-friendly, professional strength pesticide branded Nature-Cide® for indoor and outdoor pesticide, insecticide and/or repellent; (2) Thermal-Aid® offering a line of all-natural products designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals; and, (3) Malibu Brands with a line of all-natural homeopathic products designed to treat aches and pains and stimulate overall personal health and well-being.  The Company offers its products through a managed website, through distributors and via resellers such as Amazon.  While the Company’s product line has some differentiation product focus, the operating process for production, distribution and product sales is essentially the same. The Company considers its operations a single reportable segment, the results of which are regularly reviewed by the chief operating decision maker ("CODM") to analyze performance and allocate resources. The Company measures the results of its operating segment through a review of net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company may revise the measurement its segment operating income, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM.

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues, the operations of which are currently immaterial.

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines for the three months ended March 31, is set out below:

Revenue by Product
	March 31,
	2022$$	2022%	2021 $$	2021%

Nature-Cide	$183,602	46.6%	$50,317	27.4%
Thermal-Aid	167,261	42.4%	130,023	70.9%
Malibu Brands	43,178	11.0%	374	0.2%
Advertising	159	0.0%	2,820	1.5%
TOTAL	$394,200	100.0%	$183,534	100.0%

The following table reflects disaggregated revenue by sales channel at March 31:

Revenue by Channel
	March 31,
	2022 $$	2021 $$

Ecommerce/Online	$227,161	$78,728
Distributors	166,880	101,986
Digital Advertising	159	2,820
TOTAL	$394,200	$183,534

F-10

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 4 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following.

	March 31, 2022	December 31, 2021
Prepaid expenses for financing	$175,012	$62,500
Short term advances to suppliers	141,911	106,982
Prepaid rent	11,975	11,975
Lease deposit	56,324	56,324
Total	$385,222	$237,781

NOTE 5 – Property and Equipment

Property and equipment are summarized by major classifications as follows:

	March 31, 2022	December 31, 2021
Buildings & improvements	$337,806	$337,806
Furniture & equipment	320,218	320,218
Software	166,513	166,513
Vehicles	368,275	194,587
Total Assets	1,192,812	1,019,124
Less: Accumulated depreciation	(936,656)	(929,663)
	$256,156	$89,461

During the three months ended March 31, 2021, the Company disposed vehicles for proceeds of $36,000 in cash and recorded a gain on disposal of assets in the amount of $14,605.

The Company recognized depreciation and amortization expense of $6,993, and $13,920 for the three months ended March 31, 2022, and 2021, respectively, as a component of general and administrative expenses on the condensed consolidated statements of operations, all of which represented depreciation of furniture, equipment, and leasehold improvements.

NOTE 6 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following.

	March 31, 2022	December 31, 2021
Accounts payable	$257,505	$336,518
Accrued employee compensation	78,249	52,550
Payroll liabilities	66,926	68,012
Total	$402,680	$457,080

F-11

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 7 – Lease

The Company conducts its operations from facilities in Canoga Park, California that initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The table below presents the Company’s right-of-use assets and lease liabilities:

	March 31, 2022	March 31, 2021
Operating leases
Right-of-use assets:	$1,000,441	$1,249,788
Total right-of-use assets	$1,000,441	$1,249,788

Lease liabilities:
Lease liabilities	$1,092,312	$1,289,567
Total operating lease liabilities	$1,092,312	$1,289,567

The aggregate future lease payments for the Company’s operating leases as of March 31, 2022 are as follow:

Year	Amount

2022	$224,535
2023	332,312
2024	372,728
2025	309,858
Total lease payment	1,239,433
Less: imputed interest	(147,121)
Present value of lease liabilities	1,092,312
Current option of lease liabilities	238,627
Lease liabilities, long term	$853,685

The weighted average remaining lease term for the Company’s operating leases was 3.75 years as of December 31, 2021 and the discount rate for those leases was 6.75%, which is the Company’s incremental borrowing rate. The Company’s operating lease expenses are recorded within general and administrative expenses.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its test facility. The Company is currently leasing 600 square feet of land on a month-to-month basis under the same terms as the original lease. The Company’s cost for the use of the land is that it pays the utilities for the property.

Rent expense for three months ended March 31, 2022 and 2021 was $82,629, of which $28,920 has been allocated to costs of goods sold with respect to production costs for inventory during the three months ended March 31, 2022 and 2021.

F-12

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 8 – Related Party Transactions

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12 month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice.

The Company, as disclosed in Note 8 – Leases above, leases approximately 600 square feet of land from one of its Executives and has imputed annual rental fees of $736 per year which is reflected as additional paid in capital.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company’s SEC reporting and compliance activities. In addition, Mr. Richardson received Founder’s shares in the Company.

During the three months ended March 31, 2022 and 2021, the Company purchased and resold 24,541 and 58,322 shares of its common stock from its CEO, Matthew Mills, respectively for cash of $19,633 and $46,657, or $0.80 per share.  The fair market value of the shares was $0.15 in each of the three-month periods ended March 31, 2022 and 2021, respectively, as determined by an independent valuation report, and the Company recorded share based compensation in consideration of the purchase price of the shares in excess of fair market value of $15,952 and $37,909 in the three months ended March 31, 2022 and 2021.

NOTE 9 – Concentration of Credit Risks

Concentration of Major Customers

As of March 31, 2022, the Company’s trade accounts receivable was $136,130 from 84 customers. For the three months ended March 31, 2022 the Company received 36.4% of its revenue from two customers; specifically 14.8% from Veseris and 21.6% from Target Specialty Products.

As of March 31, 2021, the Company’s trade accounts receivable was $73,368 from 69 customers. For the three months ended March 31, 2021 the Company received 48.8% of its revenue from two customers; specifically 30.8% from RGH and 18.0% from Veseris.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 93.7% of purchases during the three months ended March 31, 2022. Specific concentration for the three vendors were Berje with approximately 60.4%, Actions & Company 22.1% and Berlin Packaging, Inc. at approximately 11.2%.

The Company had two vendors that accounted for 74.9% of purchases during the three months ended March 31, 2021. Specific concentration for the two vendors was Berje 54.6% and The Cary Company 20.3%.

If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

F-13

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 1 0 – Debt

	March 31, 2022	December 31, 2021	Interest Rate Terms	Interest Rate	Maturity
Description
Crestmark Bank – Promissory note	96,277	14,642	Variable	2% + Prime Rate	N/A
Financing Agreement 1	8,971	11,896	Fixed	5.49% compound monthly	Monthly payment $743.51, due on April 13, 2023
Financing Agreement 2	31,608	33,421	Fixed	3.99% compound monthly	Monthly payment $713.53 due on March 3, 2026
Financing Agreement 3	115,290	-	Fixed	4.15% compound monthly	Monthly payment $1,811.52 due on March 18, 2028

Total	$252,146	$59,959
Current portion	129,917	30,927
Long term debt	$122,229	$29,032

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of March 31, 2022 and December 31, 2021 the outstanding balance was $96,277 and $14,642 respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

F-14

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 11 – Common Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which 139,423,312 and 137,224,433 shares were issued and outstanding as of March 31, 2022 and December 31, 2021, respectively. Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

During the three months ended March 31, 2022, the Company issued 282,212 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 24,541 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 1,916,667 shares of common stock at $0.60 per share under a private placement.

The Company received net proceeds of $1,038,367 from these offerings.

During the three months ended March 31, 2021, the Company issued 670,705 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 58,322 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 655,500 shares of common stock at $0.60 per share under a private placement.

The Company received net proceeds of $628,966 from these offerings.

During the three months ended March 31, 2021, the Company issued 780,167 shares for consulting services in respect to its second Regulation A+ Offering which were valued at $117,025.

NOTE 12 – Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock of which 10,000 shares have been designated Series A Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board. We currently have 10,000 shares of Series A Preferred Stock issued and outstanding held by Matthew Mills, our Chairman and President, issued as part of a merger transaction in fiscal 2018, which allows our President to maintain 51% voting control. effectively conferring on Mr. Mills control over all matters subject to a shareholder vote, including the election of directors.

Holders of Series A Preferred Stock have no conversion rights and are not entitled to dividends and have no liquidation preferences. Holders of the Series A Preferred Stock shall vote separately as a class and have the right to votes equal to 51% of the total vote with respect to any matter submitted for a vote to shareholders of the Company. In addition, the shares of Series A Preferred stock shall be automatically redeemed without any required action by the Company at their par value upon certain triggering events, which include, among other terms and conditions (i) listing on a national securities exchange provided the rules of such exchange prohibit preferential voting rights of a class of securities of the Company or such listing is conditioned upon elimination of the preferential voting rights of the Series A Preferred stock; (ii) cessation of Mr. Mills, the holder of the shares, as an officer and director.

NOTE 13 – Stock Options and Warrants

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The plan allows the Company to offer an option or a share purchase right to employees, consultants or members of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant.

F-15

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 13 – Stock Options and Warrants (continued)

The following is a summary of the Company’s stock option activity for the three months ended March 31, 2022:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2021	3,965,000	$0.63
Granted	0	0
Canceled	0	0
Exercised	0	0
Outstanding at March 31, 2022	3,965,000	$0.63
Exercisable at March 31, 2022	3,667,500	$0.61

The number and weighted average exercise prices of all options outstanding as of March 31, 2022, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	March 31, 2022	Price	(Years)
$0.80	285,000	$0.80	9.58
$0.66	1,000,000	$0.66	4.09
$0.60	2,680,000	$0.60	4.13
	3,965,000	$0.62	4.51

F-16

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 13 – Stock Options and Warrants (continued)

Unamortized compensation expense associated with unvested options is $26,110 as of March 31, 2022. The weighted average period over which these costs are expected to be recognized is approximately 9.7 years.

Common Stock Purchase Warrants

As of March 31, 2022 and December 31, 2021, the following common stock purchase warrants were outstanding:

	Warrants	Weighted Average Exercise Price
Outstanding –December 31, 2021	281,388	$0.60
Outstanding –March 31, 2022	281,388	$0.60

F-17

MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 14 – Going Concern

The company’s condensed consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the condensed consolidated financial statements, the company has an accumulated deficit as of $18,486,543 as of March 31, 2022, a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that the financial statements were available to be issued.

The Company’s cash position may not be sufficient to support the Company’s daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The condensed consolidated audited financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, ultimately the virus spread globally and continues to spread on an ongoing basis.

While the impact of the ongoing COVID-19 pandemic is waning and restrictions have been lifted in many countries of the world, including the United States, the ongoing impact of COVID-19 and variations of the virus remain unknown.

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an additional period of business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company’s business for the three months ended March 31, 2022 and 2021 and may continue to impact our operations. Management expects ongoing impact to its operations to some degree, but the significance of the impact of the COVID-19 outbreak on the Company’s business and the duration for which it may have an impact cannot be determined at this time.

F-18

  MED-X, INC.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

NOTE 15 – Commitments and Contingencies

As of March 31, 2022 and December 31, 2021, the Company is not involved in any legal proceeding, claims and litigation arising in the ordinary course of business.

NOTE 16 – Subsequent Events

As of June 15, 2022, the Company sold 1,011,953 common shares at $0.80 per share under its Regulation A+ Offering and 573,333 common shares at $0.60 per share by way of private placement. An Executive of the Company participated by selling 80,956 shares of his owned common stock to the Company, which was resold in the Regulation A+ Offering at $0.80 per share. The Company received net proceeds of $917,530 from these offerings. In addition, the Company issued 2,346,667 common shares for services.

The Company has evaluated events for the period from March 31, 2022 through the date of the issuance of these financial statements and determined that there are no additional events requiring disclosure.

F-19

MED-X, INC.

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2021 AND 2020

F-20

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and

Stockholders of Med-X, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Med-X, Inc. and its subsidiaries (the Company) as of December 31, 2021 and 2020, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020 and the results of its operations and its cash flows for each of the years in the two-year period ended December, 2021, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 3 to the financial statements, the 2020 financial statements have been restated to correct inventory costs. Our opinion is not modified with respect to this matter.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 15 to the financial statements, as of December 31, 2021, the Company had recurring losses from operations, an accumulated deficit and net cash used in operating activities. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 15. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Prager Metis CPAs, LLP

We have served as the Company’s auditor since 2019.

El Segundo, California

May 2, 2022

F-21

MED-X, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

	2021	2020 As restated
ASSETS
Current Assets
Cash and equivalents	$1,367,366	$752,823
Trade receivables	28,616	150,929
Inventory	1,020,186	753,576
Prepaid expenses and other current assets	237,781	102,146
Total Current Assets	2,653,949	1,759,474

Property and Equipment, Net	89,461	81,971
Right of use asset, net	1,064,042	1,315,147
Trademark, net	8,732	10,161
TOTAL ASSETS	$3,816,184	$3,166,753

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$457,080	$489,183
Debt, current portion	30,927	398,263
Lease liability, current portion	225,763	189,523
Total Current Liabilities	713,770	1,076,969

Lease liability, net of current portion	919,372	1,145,135
Debt, net of current portion	29,032	11,438
Total Liabilities	1,662,174	2,233,542

Stockholders' Equity
Preferred stock: 10,000,000 authorized, $0.001 par value; Series A Preferred stock: 10,000 shares authorized, issued and outstanding, $0.001 par value	-	-
Common stock: $0.001 par value; 300,000,000 shares authorized. 137,224,433 and 120,280,140 shares issued and outstanding as of December 31, 2021 and 2020, respectively	137,224	120,280
Additional paid in capital	19,082,132	12,970,845
Accumulated deficit	(17,065,346)	(12,157,914)
Total Stockholders' Equity	2,154,010	933,211

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,816,184	$3,166,753

The accompanying notes are an integral part of these consolidated financial statements.

F-22

MED-X, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020 As restated

Sales	$1,010,431	$1,033,750
Cost of Goods Sold	879,662	870,539
Gross Profit	130,769	163,211

Operating Expenses

Selling & Marketing	1,185,580	790,557
Personnel & Outside Services	3,212,247	2,068,402
General and Administrative	961,600	835,552
Total Operating Expenses	5,359,437	3,694,511

(Loss) from Operations	(5,228,668)	(3,531,300)

Other Income/(Expense)
PPP loan forgiveness	305,000	-
Gain on sale of assets	14,605	-
Interest income (expense)	1,631	(9,731)
Total Other Income (Expense)	321,236	(9,731

(Loss) Before Income Taxes	(4,907,432)	(3,541,031)

Net (Loss)	$(4,907,432)	$(3,541,031)

Net (Loss) per Share - basic and diluted	$(0.04)	$(0.03)

Weighted Average Shares Outstanding – basic and diluted	122,489,732	114,203,280

The accompanying notes are an integral part of these consolidated financial statements.

F-23

MED-X, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2019, as previously reported	110,690,966	$110,691	$9,086,828	$(8,758,605)	$438,914
Restatement adjustment (unaudited)	-	-	-	141,722	141,722
Restated Equity (unaudited), December 31, 2019	110,690,966	$110,691	$9,086,828	$(8,616,883)	$580,636
Shares issued for cash (net of offering costs)	6,538,342	6,541	3,424,669	-	3,431,210
Shares repurchased	(140,264)	(140)	(16,691)	-	(16,831)
Resale of purchased shares	140,264	140	112,071		112,211
Consulting services for equity raise	2,988,332	2,988	355,612	-	358,600
Stock Option Non-Cash Compensation	-	-	180	-	180
Fair value of prepaid rent to landlord	62,500	60	7,440		7,500
Contribution from shareholder	-	-	736	-	736
Net Loss as restated	-	-	-	(3,541,031)	(3,541,031)

Balance at December 31, 2020 (As restated)	120,280,140	120,280	12,970,845	(12,157,914)	933,211
Shares issued for cash (net of offering costs)	10,231,791	10,232	5,001,463	-	5,011,695
Consulting services for equity raise	6,712,502	6,712	1,000,163		1,006,875
Shares repurchased	(163,200)	(163)	(24,317)	-	(24,480)
Resale of purchased shares	163,200	163	130,397		130,560
Stock Option Non-Cash Compensation			2,845		2,845
Contribution from shareholder			736		736
Net Loss				(4,907,432)	(4,907,432)

Balance at December 31, 2021	137,224,433	$137,224	$19,082,132	$(17,065,346)	$2,154,010

The accompanying notes are an integral part of these consolidated financial statements.

F-24

MED-X, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021 AND 2020

	December 31, 2021	December 31, 2020 As restated

Cash flows (used in) operating activities:
Net (loss)	$(4,907,432)	$(3,541,031)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Stock issued for consulting services	1,006,875	358,600
Stock option grant	2,845	180
Depreciation and amortization	53,022	112,898
Contribution from shareholder	736	736
Non cash operating lease	61,582	7,252
PPP forgiveness	(305,000)	-
(Gain) on disposal of property and equipment	(14,605)	-
Changes in operating assets and liabilities:
Trade receivables	122,313	(97,427)
Prepaid expenses and other current assets	(135,635)	53,943
Inventory	(266,610)	(8,656)
Accounts payable and accrued liabilities	(32,102)	(188,161)
Net cash (used in) operating activities	(4,414,011)	(3,301,666)

Cash flows from investing activities:
Proceeds from sale of property and equipment	36,000	-
Cash payments for the purchase of property	(37,667)	(3,796)
Net cash (used in) investing activities	(1,667)	(3,796)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	5,142,255	3,543,421
Proceeds from debt	-	305,000
Payment on share repurchase	(24,480)	(16,831)
Principal payments on debt	(87,554)	(60,394)
Borrowing (repayment) of promissory note	-	62,106
Net cash provided by financing activities	5,030,221	3,833,302

Net (decrease) increase in cash and equivalents	614,543	527,840
Cash and equivalents at beginning of year	752,823	224,983
Cash and equivalents at end of year	$1,367,366	$752,823

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income Tax	$1,600	$1,600
Non-cash transactions:
Issuance of shares for Prepaid rent	$-	$7,500
Right of use asset- investing activity	$-	$1,315,147
Lease Liability - financing activity	$-	$1,334,658

The accompanying notes are an integral part of these consolidated financial statements.

F-25

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in product development, distribution, and marketing.  In April 2018, the Company through a merger acquired Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”).

The Company and PSH developed a series of natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms.  Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the US, with international capability. Home Spa Shower Sprays are an essential oil-based product distributed through ecommerce platforms. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. Med-X also plans to cultivate custom-bred Cannabis primarily for sale for medicinal use to treat aliments or their symptoms such as pain, sleep deprivation, appetite disorders, and neurological conditions. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost effective pharmacy automation system for the pharmaceutical and cannabis industries.

NOTE 2 - Summary of Significant Accounting Policies

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the consolidated financial statements.  The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.

Basis of Presentation

The accompanying audited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States ("GAAP"), and pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

Principles of Consolidation

The audited consolidated financial statements include the accounts of Med-X Inc., and its 100% controlled subsidiary, Pacific Shore Holdings, Inc. All significant intercompany balances and transactions have been eliminated.

F-26

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (continued)

Year End

The Company has selected December 31 as its year end.

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The Company’s actual results may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

The Company accounts for revenue in accordance with Accounting Standards Updated ("ASU") ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606"). The Company recognizes revenue in accordance with ASC 606, the core principle of which is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled to receive in exchange for those goods or services. To achieve this core principle, five basic criteria must be met before revenue can be recognized: (1) identify the contract with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to performance obligations in the contract; and (5) recognize revenue when or as the Company satisfies a performance obligation.

In each of the years ended December 31, 2021 and 2020, the Company generated revenues from selling its products to customers and distributors using (i) the Amazon eCommerce portal; (ii) its owned and operated eCommerce website; (iii) third party distributors; and, (iv) on occasion, direct to end user. The Company considers its performance obligations satisfied upon receipt of payment from the customer when the customer is the end user (sales generated on our eCommerce website and eCommerce reseller portals or direct to end user), and upon issuance of an invoice to our distribution partners; and upon shipment and/or delivery of the purchased products to the customer, with respect to sales processed online, or shipment of the product for sales made to distributors or direct to end user.  Returns of products from customer purchases using the Amazon resale portal are refunded by Amazon to the customer and products are returned to the Company’s warehouse inventory with no restocking fees incurred by the customer. The Company evaluates returns from customers purchasing product using its eCommerce site on a case by case basis and generally will issue replacement product in the limited cases of product returns.  Returns by distributors or direct to end user customers are also reviewed on a case by case basis for product replacement if the Company determines it is warranted.  The Company has no policy requiring cash refunds.  Revenue also includes immaterial advertising sales from our online media platform.

Cost of Sales

Cost of sales includes actual product cost, shipping to distribution centers and reseller warehouses, labor, cost of warehousing and allocated overheard, which is applied on a per unit basis.

Segment Reporting

The Company's chief operating decision maker ("CODM") is its Chief Executive Officer. The Company is organized primarily by product line and has determined it has a single operating segment which includes online sales via our managed ecommerce site, distributor sales and reseller sales via Amazon, of a like line of products, which have an intertwined production and distribution model and are distributed from one operating location.  The Company derives immaterial revenue from advertising sales from our online media platform "MJT Network®".

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of these investments approximates fair value. The Company had $1,367,366 and $752,823 in cash at December 31, 2021 and 2020, respectively.

F-27

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (continued)

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to $250,000. As of December 31, 2021 and 2020, the Company had $1,067,154 and $432,385 in excess of the FDIC insured limit, respectively.

Inventory

Inventory consists of both raw materials and finished goods. As of December 31, 2021 inventory consisted of $518,962 in raw materials and $500,865 in finished goods which are valued at the lower of cost or market method as compared to $377,016 in raw materials and $376,560 (as restated, see note 3) in finished goods as of December 31, 2020

Property and Equipment

At December 31, 2021 and 2020, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost.  The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term
Capital Leases – Vehicle	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

Accounts Receivable

All accounts receivable is trade related. The Company’s management has established an allowance for bad debt based upon accounts receivable that are more than one year past due.  An allowance for doubtful accounts as of December 31, 2021 was $4,812 and $0 as of December 31, 2020.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management’s best estimate of collection.

Stock Based Compensation

We account for stock-based compensation in accordance with ASC 718, Compensation – Stock Compensation. Under the fair value recognition provision of this guidance, share-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense over the requisite service period and reduced for actual forfeitures in the period they occur. Stock-based compensation is included in general and administrative expenses in our consolidated statements of operations. Stock based compensation for 2021 and 2020 was $2,845 and $180, respectively.

F-28

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (continued)

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value (“FV”). The Company did not record any impairment to long-lived assets as of December 31, 2021 or 2020.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

F-29

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments (continued)

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The financial instruments of the Company classified as current assets or liabilities, including cash and cash equivalents, accounts receivable, inventory, prepaid expenses and other current assets, short-term borrowings, borrowings under revolving credit facility, accounts payable and accrued expenses, are recorded at carrying value, which approximates fair value based on the short-term nature of these instruments.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance ASC 260- 10 "Earnings per Share", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the years ended December 31, 2021 and 2020, there were 3,948,888 and 3,936,388 potentially dilutive shares as a result of certain outstanding, exercisable stock options and share purchase warrants.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its consolidated financial statements.

F-30

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In August 2020, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) — “Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”)”, to simplify accounting for certain financial instruments. ASU 2020-06 eliminates the current models that require separation of beneficial conversion and cash conversion features from convertible instruments and simplifies the derivative scope exception guidance pertaining to equity classification of contracts in an entity’s own equity. The new standard also introduces additional disclosures for convertible debt and freestanding instruments that are indexed to and settled in an entity’s own equity. ASU 2020-06 amends the diluted earnings per share guidance, including the requirement to use the if-converted method for all convertible instruments. ASU 2020-06 is effective January 1, 2024 and should be applied on a full or modified retrospective basis, with early adoption permitted beginning on January 1, 2021. The Company is does not believe this standard will have a material impact on its consolidated financial statements.

Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

NOTE 3 – Restatement

During fiscal 2021 the Company identified an error related to 1) certain production costs including an allocation of operating overhead such as rent and utilities and 2) certain additional costs of labor such as workers compensation, vacation benefits, payroll expenses and medical insurance, which previously had been incorrectly included in General and Administrative expense and Personnel & Outside Services, respectively.  As a result, the Company has recorded an adjustment to retained earnings as of December 31, 2019 of $141,722 (unaudited) for the prior year impact of the errors, and has reflected a net increase to inventory in fiscal 2020 in respect of the capitalized production costs of $128,103, an increase to costs of goods sold in fiscal 2020 of $158,719, a reduction to personnel and outside service of $45,484 and a reduction to general and administrative expenses in fiscal 2020 of $99,616.

	December 31, 2020
	As Reported	As Restated
Consolidated Balance Sheets
Inventory	$625,473	$753,576
Total Current Assets	$1,631,371	$1,759,474
TOTAL ASSETS	$3,038,650	$3,166,753

Accumulated deficit	$(12,286,017)	$(12,157,914)
Total Stockholders' Equity	$805,108	$933,211
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,038,650	$3,166,753

	December 31, 2020
	As Reported	As Restated
Consolidated Statements of Operations
Cost of Goods Sold	$711,820	$870,539
Gross profit	$321,930	$163,211
Personnel & Outside Services	$2,113,886	$2,068,402
General and Administrative	$935,168	$835,552
Total Operating Expenses	$3,839,611	$3,694,511
(Loss) from Operations	$(3,517,681)	$(3,531,300)
(Loss) Before Income Taxes	$(3,527,412)	$(3,541,031)
Net (Loss)	$(3,527,412)	$(3,541,031)

F-31

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – RESTATEMENT (continued)

	December 31, 2020
	As Reported	As Restated
Consolidated Statements of stockholders’ equity
Net (loss)	$(3,527,412)	$(3,541,031)
Accumulated deficit	$(12,286,017)	$(12,157,914)

	December 31, 2020
	As Reported	As Restated
Consolidated Statements of Cash Flow
Cash flows (used in) operating activities:
Net (loss)	$(3,527,412)	$(3,541,031)
Inventory	$(22,275	$(8,656)

NOTE 4 – SEGMENTS AND DISAGGREGATED REVENUE

The Company is primarily engaged in the business of product development, distribution, and marketing.  Our products are developed and offered under three separate brand names: (1) An all-natural, eco-friendly, professional strength pesticide branded Nature-Cide® for indoor and outdoor pesticide, insecticide and/or repellent; (2) Thermal-Aid® offering a line of all-natural products designed for the medical field to reduce swelling, for therapy and to relieve various pain issues affecting adults, children and animals; and, (3) Malibu Brands with a line of all-natural homeopathic products designed to treat aches and pains and stimulate overall personal health and well-being.  The Company offers its products through a managed website, through distributors and via resellers such as Amazon.  While the Company’s product line has some differentiation product focus, the operating process for production, distribution and product sales is essentially the same. The Company considers its operations a single reportable segment, the results of which are regularly reviewed by the chief operating decision maker ("CODM") to analyze performance and allocate resources. The Company measures the results of its operating segment through a review of net sales and operating income, which includes certain corporate overhead allocations. From time to time, the Company may revise the measurement its segment operating income, including any corporate overhead allocations, as determined by the information regularly reviewed by its CODM.

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues, the operations of which are currently immaterial.

Disaggregated Revenues

Total revenues, consisting of disaggregated net sales across each of our product lines is set out below:

Revenue by Product

	2021 $$	2021%	2020 $$	2020%

Nature-Cide	$572,270	56.6%	$632,803.0	61.2%
Thermal-Aid	410,840	40.7%	394,624	38.2%
Malibu Brands	22,041	2.2%	2,037	0.2%
Advertising	5,280	0.5%	4,286	0.4%
TOTAL	$1,010,431	100.0%	$1,033,750	100.0%

The following table reflects disaggregated revenue by sales channel:

Revenue by Channel

	2021 $$	2020 $$

Ecommerce/Online	$442,055	$260,544
Distributors	563,096	768,920
Digital Advertising	5,280	4,286
TOTAL	$1,010,431	$1,033,750

F-32

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5 – Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following.

	As of December 31,
	2021	2020
Prepaid expenses for financing	$62,500	$-
Short term advances to suppliers	106,982	36,392
Prepaid rent	11,975	9,431
Lease deposit	56,324	56,324
Total	$237,781	$102,147

NOTE 6 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2021 and 2020:

	2021	2020
Buildings & improvements	$337,806	$337,806
Furniture & equipment	320,218	318,553
Software	166,513	166,513
Vehicles	194,587	152,574
Total Assets	1,019,124	975,446
Less: Accumulated depreciation	(929,663)	(893,473)
	$89,461	$81,971

During the year ended December 31, 2021, the Company disposed vehicles for proceeds of $36,000 in cash and recorded a gain on disposal of assets in the amount of $14,605.

The Company recognized depreciation and amortization expense of $53,022, and $112,898 for the years ended December 31, 2021, and 2020, respectively, as a component of general and administrative expenses on the consolidated statements of operations, all of which represented depreciation of furniture, equipment, and leasehold improvements.

NOTE 7 – Accounts Payable and Accrued Liabilities

Accounts payable and accrued liabilities consisted of the following.

	As of December 31,
	2021	2020
Accounts payable	$336,518	$352,317
Accrued employee compensation	52,550	97,998
Payroll liabilities	68,012	38,868
Total	$457,080	$489,183

F-33

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 8 – Lease

The Company conducts its operations from facilities in Canoga Park, California that initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The table below presents the Company’s right-of-use assets and lease liabilities as of December 31, 2021:

December 31, 2021
Operating leases
Right-of-use assets:	$1,064,042
Total right-of-use assets	$1,064,042

Lease liabilities:
Lease liabilities	$1,145,135
Total operating lease liabilities	$1,145,135

The aggregate future lease payments for the Company’s operating leases as of December 31, 2021 are as follow:

Year	Amount

2022	$296,386
2023	332,312
2024	372,728
2025	309,858
Total lease payment	1,311,284
Less: imputed interest	(166,149)
Present value of lease liabilities	1,145,135
Current option of lease liabilities	225,763
Lease liabilities, long term	$919,372

The weighted average remaining lease term for the Company’s operating leases was 3.75 years as of December 31, 2021 and the discount rate for those leases was 6.75%, which is the Company’s incremental borrowing rate. The Company’s operating lease expenses are recorded within general and administrative expenses.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its test facility. The Company is currently leasing 600 square feet of land on a month-to-month basis under the same terms as the original lease. The Company’s cost for the use of the land is that it pays the utilities for to the property. During the year ended December 31, 2021 the Company imputed annual rental costs of $736 (Note 8 below) in respect to the related party lease which was reflected as additional paid in capital..

Rent expense in 2021 and 2020 was $332,971 and $268,902, respectively, of which $95,877 and $90,445, respectively, has been allocated to costs of goods sold with respect to production costs for inventory during the years ended December 31, 2021 and 2020.

F-34

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 – Related Party Transactions

The Company’s subsidiary, PSH, has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, our CEO and one of the founders of the Company to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by PSH or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between PSH, as sub licensor, and the Company, as sublicensee, was merged and terminated. Accordingly, PSH can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2012 the Company’s subsidiary, PSH, entered into a licensing agreement with Dr, Morton I Hyson, MD, PC, a director of the Company, dba Hyson Medical Products whereunder PSH was granted an exclusive license to utilize patents for certain branded products in consideration of a fee of 5% of the net sales of associated PSH branded products thirty days after each calendar quarter for five (5) years from commencement of sales, or the term of the agreement, whichever is longer. The agreement carried an initial term of five (5) years and is automatically extended thereafter for additional 12 month terms unless either party notifies the other party of the termination of the agreement, with at least six (6) months prior written notice. The Company paid license fees under this agreement of $1,288 and $2,031 in the years ended De ember 31, 2021 and 2020, respectively.

The Company, as disclosed in Note 8 – Leases above, leases approximately 600 square feet of land from one of its Executives and has imputed annual rental fees of $736 per year which is reflected as additional paid in capital.

Mark Richardson of the law firm Richardson & Associates, a shareholder of the Company, provides legal services for the Company’s SEC reporting and compliance activities. In the years ended 2021 and 2020 the Company incurred other legal expenses from Richardson & Associates of $60,705 and $10,870 respectively. In addition, Mr. Richardson received Founder’s shares in the Company.

During the years ended December 31, 2021 and 2020 the Company purchased and resold 163,200 and 140,264 shares of its common stock from its CEO, Matthew Mills, respectively for cash of $130,560 and $112,211, or $0.80 per share.  The fair market value of the shares was $0.15 and $0.12, in each of the years ended December 31, 2021 and 2020, respectively, as determined by an independent valuation report,  and the Company recorded share based compensation in consideration of the purchase price of the shares in excess of fair market value of $106,080 and $95,280 in the years ended December 31, 2021 and 2020.

NOTE 10 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2021, the Company’s trade accounts receivable was $28,616 from 77 customers. For the year ended December 31, 2021 the Company received 45% of its revenue from two customers; specifically  25% from Veseris and 20% from Target Specialty Products.

As of December 31, 2020, the Company’s trade accounts receivable was $150,929 from 66 customers. For the year ended December 31, 2020 the Company received 63% of its revenue from three customers; specifically 26% from Target Specialty Products, 19% from RGH and 18% from Veseris.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had three vendors that accounted for 77% of purchases during the year ended December 31, 2021. Specific concentration for the three vendors were Berje with approximately 40%, Actions & Company 23% and K-1 Packaging, Inc. at approximately 14%.

The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentration for the two vendors was Actions & Company 34% and Berje 34%.

If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

F-35

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 11 – Debt

	As of December 31,		Interest Rate	Interest
	2021	2020	Terms	Rate	Maturity
Description
Federal Payroll Protection Program (“PPP) and EIDL loan	$-	$305,000	Fixed	1.00%	The full amount was principal as there was no interest charged as it was to be forgiven
Crestmark Bank – Promissory note	14,642	85,210	Variable	2% + Prime Rate	N/A
Capital lease – Ford – 150	11,896	19,491	Fixed	5.49% compound monthly	Monthly payment $743.51, due on April 13, 2023
Capital lease – Chevy Tahoe	33,421	-	Fixed	3.99% compound monthly	Monthly payment $713.53 due on March 3, 2026

Total	$59,959	$409,701
Current portion	30,927	398,263
Long term debt	$29,032	$11,438

The Company entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2021 and 2020 the outstanding balance was $14,642 and $85,210 respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

F-36

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 12 – Common Stock

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which 137,224,433 and 120,280,140 shares were issued and outstanding as of December 31, 2021 and 2020, respectively. Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Share issuances during the fiscal year ended December 31, 2021:

During 2021, the Company issued 1,893,293 shares of common stock at $0.80 per share under its second Regulation A+ Offering and resold 163,200 shares of common stock at $0.80 per share which had been previously issued to one of its Executive Officers.

The Company also sold 8,338,498 shares of common stock at $0.60 per share under a private placement.

The Company also issued 6,712,502 shares of common stock for consideration associated with consulting support of Company raising equity. The fair value of the 6,712,502 was $1,006,875 at $0.15 and was expensed.

The Company received gross proceeds of $6,517,733 from these offerings offset by $1,506,535 in offering costs applied to the above.

Share issuances during the fiscal year ended December 31, 2020:

During 2020, the Company issued 6,538,342 shares at $0.80 per share under its second Regulation A+ Offering and resold 140,264 shares of common stock at $0.80 per share, which had been previously issued to one of its Executive Officers.

The Company also issued 2,988,332 shares of common stock for consideration associated with consulting support of Company raising equity and 62,500 shares for prepaid rent associated with the lease renewal of its corporate offices. The fair value of the 2,988,332 shares at $0.12 per share was $358,600 and was expensed. The 62,500 shares issued to the lessor was recorded as part of the right of use asset of $7,500.

The Company received gross proceeds of $4,360,378 from these offerings offset by $816,957 in offering costs applied to the above.

NOTE 13 – Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and to be issued in such series as determined by our Board. We currently have 10,000 shares of Series A Preferred Stock issued and outstanding, all of which are held by Matthew Mills, our Chairman and President. The outstanding Series A Preferred Stock was issued as part of a merger transaction in fiscal year 2018, enabling Mr. Mills to maintain 51% voting control over the Company and effectively conferring on him control over all matters subject to a shareholder vote, including the election of directors.

Holders of Series A Preferred Stock have no conversion rights and are not entitled to dividends and have no liquidation preferences. Holders of the Series A Preferred Stock shall vote separately as a class and have the right to votes equal to 51% of the total vote with respect to any matter submitted for a vote to shareholders of the Company. The Company holds certain redemption rights with respect to the Series A Preferred Stock which will be automatically redeemed by the Company at the shares’ par value upon the first to occur of (i) Mr. Mills’ ceasing to have an employment/consulting relationship with the Company or (ii) the Company’s stock beginning to trade on a national exchange that prohibits preferential voting rights or requires the elimination of the Series A Preferred Stock holder’s preferential voting rights.

NOTE 14 – Stock Options and Warrants

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The plan allows the Company to offer an option or a share purchase right to employees, consultants or members of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant.

During the year ended December 31, 2021, cumulative grants of 285,000 stock options at an exercise price of $0.80 per share were made to 6 employees and three directors under the Plan.  The options vest ratably over a 4 year term as to 25% each year.

F-37

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – Stock Options and Warrants (continued)

The fair value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

2021

Risk-free interest rate	1.56%
Expected life of options	10 years
Expected annualized volatility	87.70%
Dividend	Nil
Forfeiture rate	0%

The following is a summary of the Company’s stock option activity for the year ended December 31, 2021:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2020	3,680,000	$0.61
Granted	285,000	$0.80
Canceled	0	$0
Exercised	0	0
Outstanding at December 31, 2021	3,965,000	$0.63
Exercisable at December 31, 2021	3,667,500	$0.61

The following is a summary of the Company’s stock option activity for the year ended December 31, 2020:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2019	3,930,000	$0.61
Granted	0	0
Canceled	250,000	$0.61
Exercised	0	0
Outstanding at December 31, 2020	3,680,000	$0.61
Exercisable at December 31, 2020	3,655,000	$0.61

F-38

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 14 – Stock Options and Warrants (continued)

The number and weighted average exercise prices of all options outstanding as of December 31, 2021, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	Dec 31, 2021	Price	(Years)
$0.80	285,000	$0.80	9.83
$0.66	1,000,000	$0.66	4.34
$0.60	2,680,000	$0.60	4.38
	3,965,000	$0.62	4.76

The number and weighted average exercise prices of all options outstanding as of December 31, 2020, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	Dec 31, 2020	Price	(Years)

$0.66	1,000,000	$0.66	5.34
$0.60	2,680,000	$0.60	5.38
	3,680,000	$0.62	5.37

Unamortized compensation expense associated with unvested options is $28,065 as of December 31, 2021. The weighted average period over which these costs are expected to be recognized is approximately 9.9 years.

Common Stock Purchase Warrants

As of December 31, 2021 and December 31, 2020, the following common stock purchase warrants were outstanding:

	Warrants		Weighted Average Exercise Price
Outstanding – December 31, 2019	281,388	(1)(2)	$0.60
Granted	-		-
Canceled/forfeited	-		-
Exercised	-		-
Outstanding – December 31, 2020	281,388		0.60
Outstanding – December 31, 2020	-		-
Granted	-
Canceled/forfeited	-		-
Exercised	-		-
Outstanding –December 31, 2021	281,388		$0.60

(1) During the year ended December 31, 2016, the Company granted 209,444 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $53,903, which amount was recorded as financing costs.

(2) During the year ended December 31, 2017, the Company granted an additional 71,944 ten (10) year share purchase warrants to a third party for exercise at $0.60 per share, as compensation under the terms of an agreement with a third party platform with respect to an offering of shares under Regulation A+. The fair value of the warrants was $72,419, which amount was recorded as financing costs.

The fair value of the outstanding common stock purchase warrants was calculated using the Black-Scholes option-pricing model with the following assumptions at the measurement date(s):

Measurement date
Dividend yield	0%
Expected volatility	29%
Risk-free interest rate	2.31%
Expected life (years)	10
Stock Price (1)	$0.60
Exercise Price	$0.60

(1)      Offering price under the Company’s Regulation A+ Offering.

F-39

MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15 – Going Concern

The Company’s consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company has an accumulated deficit as of $17,065,346 as of December 31, 2021, a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date that the financial statements were available to be issued.

The Company’s cash position may not be sufficient to support the Company’s daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The consolidated audited financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, ultimately the virus spread globally and continues to spread on an ongoing basis.

While the impact of the ongoing COVID-19 pandemic is waning and restrictions have been lifted in many countries of the world, including the United States, the ongoing impact of COVID-19 and variations of the virus remain unknown.

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an additional period of business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company’s business for the years ended December 31, 2021 and 2020 and may continue to impact our operations. Management expects ongoing impact to its operations to some degree, but the significance of the impact of the COVID-19 outbreak on the Company’s business and the duration for which it may have an impact cannot be determined at this time.

NOTE 16 – Commitments and Contingencies

As of December 31, 2021 and 2020, the Company is not involved in any legal proceeding, claims and litigation arising in the ordinary course of business.

F-40

 MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 17 – Income Taxes

The provision (benefit) for income taxes consists of the following components for the years ended December 31, 2021 and 2020:

	2021	2020
Current	$-0-	$-0-
Deferred	-0-	-0-
	$-0-	$-0-

The effective income tax rate for the years ended December 31, 2021 and 2020 consisted of the following:

	2021	2020
Federal statutory income tax rate	(21.00)%	(21.00)%
State income taxes-net	(6.90)%	(6.90)%
Valuation allowance	27.90%	27.90%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

The Company’s total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2021 and 2020 were as follows:

	2021	2020
Net operating loss carryforward	$10,401,448	$9,340,140
Less: valuation allowance	(10,401,448)	(9,340,140)

Net Deferred tax assets	-	-

The deferred tax asset was based upon a net operating loss (NOL) carryforward of approximately $27,753,000 as of December 31, 2021 as we will file a consolidated return for 2020. The consolidated return for 2019 has been filed. These NOLs are subject to separate return limitations. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company’s ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. The Company can utilize its NOL carryforward in the future. The NOL carryforward indefinitely.

The federal and state income tax returns of the Company for 2021 and 2020 are subject to examination by the Internal Revenue Service, generally for three years and California Franchise Tax Board for four years after they were filed. The Company's tax returns for the period from December 31, 2017 to December 31, 2019 are open for assessment.

The Company took no uncertain tax positions at December 31, 2021 or 2020.

F-41

 MED-X, INC.

DECEMBER 31, 2021 AND 2020

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18 – Other Events

In April 2020, the Company applied for, approved and received a total of $305,000 in form of the Federal Payroll Protection Program (“PPP Loan”) and Economic Injury Disaster Loan (“EIDL Loan”) loans. The Company was granted the loans due to policies adopted to offset the impact of COVID-19. The Company was granted full forgiveness of each of the PPP Loan in the amount of $295,000 and the EIDL Loan of $10,000, resulting in debt extinguishment during December 31, 2021.

NOTE 19 – Subsequent Events

As of April 22, 2022, the Company sold 306,758 common shares at $0.80 per share in its Regulation A+ Offering and 2,406,667 common shares at $0.60 per share in its private placement. An Executive of the Company participated by selling 24,541 shares of his owned common stock to the Company, which was resold in the Regulation A+ Offering at $0.80 per share. The Company received net proceeds of $1,292,168 from these offerings.

The Company has evaluated events for the period from December 31, 2021 through the date of the issuance of these audited financial statements and determined that there are no additional events requiring disclosure.

F-42

Shares of Common Stock

MED-X, INC.

PROSPECTUS

EF HUTTON,

division of Benchmark Investments, LLC

          , 2022

Through and including              , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

The following table sets forth the costs and expenses, payable by the Company in connection with the registration and sale of the common stock being registered other than estimated fees and commissions in connection with our public offering. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and mailing expenses		*
Miscellaneous fees and expenses		*

Total expenses	$	*

*To be filed by amendment

ITEM 14. Indemnification of Directors and Officers.

The Company’s amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the Nevada Business Corporation Act and, together with the Company’s bylaws, provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it may be amended or supplemented, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. Recent Sales of Unregistered Securities.

The numbers in this table do not reflect the reverse stock split to be implemented immediately following the effective time of this registration statement, but prior to the listing of Company’s common stock on Nasdaq and the closing of this offering. As of July 15 , 2022, the Company has issued a total of  5,075,935  post-split shares of its common stock, of which 3,245,903 were sold post-split and 1,830,032 issued post-split for services provided, within the past three years which were not registered under the Securities Act. All of the sales were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act or Rule 506 under Regulation D under the Securities Act.

As of July 15, 2022 , we currently have a total of 35,174 post-split warrants outstanding, all of which were issued in 2017 and 2018 under an agreement with a third-party platform owner as part of its compensation for handling the Regulation A+ investor activity. The number of warrants was calculated based upon the number of investors during each period. The exercise price of the warrants is $.60 per share. Since the warrants were issued in connection with raising equity, there was no income statement impact caused by the issuance of the warrants. The entry to record the warrants at their fair value of $126,322, was a debit to Additional Paid in Capital with the credit offset to Additional Paid in Capital.

The fair value of the warrants was computed using the same assumptions described in the discussion of Stock Based Compensation Expense. These warrants are classified as equity as there is no reset or other provisions to affect their classifications. The warrants are exercisable for a period of 10 years from the date of this issuance. The post-split warrants issued were 8,993 in 2017 and 26,181 in 2018.

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ITEM 16. Exhibits and Financial Statement Schedules.

(a) The exhibits listed under the caption “Exhibit Index” following the signature page are filed herewith or incorporated by reference herein.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

II-3

Exhibit Number	Description
1.1*	Form of Underwriting Agreement between Med-X, Inc. and EF Hutton, a division of Benchmark Investments, LLC*
2.1	Agreement of Merger and Plan of Reorganization by and among Med-X Acquisition Corp. and Pacific Shore Holdings, Inc. and Matthew Mills**
3.1	Bylaws of the Registrant**
3.2	Articles of Incorporation**
3.3	Certificate of Designation of Series A Preferred Stock**
4.1	Form of Common Stock Certificate of the Registrant**
4.2	Form of Warrants to Purchase Common Shares of Med-X, Inc.**
5.1	Opinion of Sichenzia Ross Ference LLP *
10.1	Form of Subscription Documents**
10.2	Share Purchase Agreement between Med-X, Inc., Gem Global Yield LLC SCS and Gem Yield Bahamas Limited**
10.3	Registration Rights Agreement between MED-X, Inc., GEM GLOBAL YIELD LLC SCS, and GEM Yield Bahamas Limited**
10.4	Broker-Dealer Agreement between Med-X, Inc. and the Dalmore Group.**
10.5	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 20215**
10.6	Amendment to Lease with S&R Properties dated July 21, 2020**
10.7	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012**
10.8	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.**
10.9	Promissory Note issued to Crestmark Bank dated November 27, 2021**
10.10	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated July 1, 2012**
10.11	Med-X, Inc. 2016 Stock Incentive Plan++**
10.12	Licensing Agreement between Dr. Morton I. Hyson, M.D., PC. D.b.a. Hyson Medical Products and Pacific Shore Holdings, Inc. dated June 22, 2012**
10.13	License Agreement between Matthew Mills and Pacific Shore Holdings, Inc. dated January 15, 2010 **
21.1	List of Subsidiaries**
23.1	Consent of Prager Metis, CPA’s LLP*
23.2	Consent of Sichenzia Ross Ference LLP (Included in Exhibit 5.1)*
24.1	Power of Attorney (Included on Signature Page)
107	Filing Fee Table.**

* to be filed by amendment.

**previously filed

++ Indicates a management contract or compensatory plan.

II-4

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canoga, California, on the        day of                  , 2022.

MED-X, INC.

By:	/s/
Matthew Mills
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew Mills, his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Science Officer and Director	, 2022
Dr. David E. Toomey

/s/	Chief Financial Officer and Director	, 2022
Ronald J. Tchorzewski	(Principal Financial and Accounting Officer)

/s/	Chief Executive Officer and Chairman of the Board
Matthew A. Mills	(Principal Executive Officer)	, 2022

/s/	Chief Media Officer
Nick Phillips		, 2022

/s/	President, Corporate Secretary, and Director
Jennifer J. Mills		, 2022

/s/	Director
Morton I. Hyson		, 2022

/s/	Director
Allan Kurtz		, 2022

/s/	Director
Fred Dashiell Jr.		, 2022

/s/	Director
Michael Kuntz		, 2022

/s/	Director
Dennis Kemmesat		, 2022

II-5